Exhibit 99.2

KINROSS GOLD CORPORATION

1.75% CONVERTIBLE SENIOR NOTES DUE 2028

INDENTURE

DATED AS OF JANUARY 29, 2008

WELLS FARGO BANK,
NATIONAL ASSOCIATION, as Trustee

TABLE OF CONTENTS

i

THIS INDENTURE dated as of January 29, 2008 is between Kinross Gold Corporation, a corporation amalgamated under the laws of the province of Ontario, Canada (the “Issuer”), and Wells Fargo Bank, National Association, a national banking association, as Trustee (the “Trustee”).

In consideration of the purchase of the Securities (as defined herein) by the Holders thereof, both parties agree as follows for the benefit of the other and for the equal and ratable benefit of the Holders.

ARTICLE 1
DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01. Definitions.

“Additional Interest” has the meaning set forth in the Registration Rights Agreement.

“Affiliate” means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person.  For the purposes of this definition, “control” when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Agent” means any Registrar, Paying Agent or Conversion Agent.

“Applicable Conversion Measurement Period” means (i) for Securities that are converted on or after the 23rd Scheduled Trading Day prior to the Final Maturity Date, the 20 consecutive Trading Day period beginning on the third trading day following the 23rd Scheduled Trading Day prior to the Final Maturity Date, and (ii) in all other cases, the 20 consecutive Trading Day period commencing on the third Trading Day following the Conversion Date.

“Applicable Conversion Rate” means, as of any Trading Day, the Conversion Rate in effect on such date, after giving effect to any adjustment provided under Sections 4.03 and 4.04 hereof.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial ownership interests in a Global Security, the rules and procedures of the Depositary, to the extent applicable to such transfer or exchange.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means the board of directors of the Issuer or a committee of such board duly authorized to act on its behalf hereunder; provided, that in the definition of the term “Fundamental Change”, Board of Directors means the Board of Directors of the Issuer.

“Business Day” means a day that is not a Legal Holiday.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, but excluding any debt securities convertible into such equity.

“cash” means such coin or currency of the United States as at any time of payment is legal tender for the payment of public and private debts.

 “Closing Sale Price” of the Common Shares or other Capital Stock or similar equity interests or other publicly traded securities on any date means the closing sale price per Common Share or such other Capital Stock or similar equity interest or security (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported on the principal U.S. National Securities Exchange on which the Common Shares or such other Capital Stock or similar equity interests or other securities are traded or, if the Common Shares or such other Capital Stock or similar equity interests or other securities are not listed on a U.S. National Securities Exchange, as reported by the principal non-United States market on which the Common Shares or such other Capital Stock or similar equity interests or other securities are traded, or if the Common Shares or such other Capital Stock or similar equity interests or other securities are not listed on a U.S. National Securities Exchange or a non-United States market, by the National Quotation Bureau Incorporated or another established over-the-counter trading market in the United States or Canada.  To the extent such prices are reported in Canadian currency, such prices will be converted into U.S. dollars based on the Bank of Canada noon exchange rate as reported for conversion into U.S. dollars on such date.  The Closing Sale Price shall be determined without regard to after-hours trading or extended market making.  If the foregoing methods are unavailable, the Issuer shall determine the Closing Sale Price on such basis as it considers appropriate.

“Common Equity” means common shares, common stock, ordinary shares, depositary shares or other common equity interests which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the issuer and which are not subject to redemption by the issuer thereof.

“Common Shares” means, subject to Section 4.11, the common shares of the Issuer, at the date of this Indenture and any shares of any class or classes of Capital Stock of the Issuer resulting from any reclassification or reclassifications thereof, or, in the event of a merger, consolidation or other similar transaction involving the Issuer that is otherwise permitted hereunder in which the Issuer is not the surviving corporation, the Common Equity of such surviving corporation or its direct or indirect parent corporation; provided, however, that if at any time there shall be more than one such resulting class of Common Equity, the shares of each such class then so issuable on conversion of the Securities shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

“Company Request” or “Company Order” means a written request or order signed in the name of the Issuer by an Officer of the Issuer and delivered to the Trustee.

“Conversion Price” per Common Share as of any day means the result obtained by dividing (i) $1,000 by (ii) the then Applicable Conversion Rate, rounded to the nearest cent.

“Corporate Trust Office” means the office of the Trustee at which at any particular time the trust created by this Indenture shall be administered, which initially will be the office of Wells Fargo Bank, National Association located at 625 Marquette Avenue, MAC N9311-110, Minneapolis, Minnesota 55479, attention:  Administrator – Kinross Gold Corporation Notes due 2028.

“Daily Conversion Value” means, for each of the 20 consecutive Trading Days during the Applicable Conversion Measurement Period, one-twentieth (1/20) of the product of (1) the Applicable Conversion Rate and (2) the Daily VWAP of the Common Shares on such day (or, if applicable, the consideration into which the Common Shares have been converted in connection with certain corporate transactions).

“Daily VWAP” for the Common Shares means, for any Trading Day, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg (or any successor service) page KGC<equity>AQR in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on such trading day (or if such volume-weighted average price is unavailable, the market value of one Common Share on such Trading Day as determined by a nationally recognized independent investment banking firm retained for this purpose by the Issuer).

“Default” means, when used with respect to the Securities, any event that is or, after notice or passage of time, or both, would be, an Event of Default.

“Definitive Security” means a Security issued in certificated form pursuant to 2.01(c), and includes, individually and collectively, each of the Restricted Definitive Securities and Unrestricted Definitive Securities.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Ex-Dividend Date” means the first date upon which a sale of Common Shares does not automatically transfer the right to receive the relevant distribution from the seller of Common Shares to the buyer.

“Final Maturity Date” means March 15, 2028.

“Fundamental Change” means the occurrence at any time of any of the following events:

(1)            consummation of any consolidation, merger, amalgamation, statutory arrangement (involving a business combination), or sale of all or substantially all of the Issuer’s assets or similar transaction involving the Issuer in which the Issuer is not the continuing or surviving corporation or pursuant to which the Common Shares would be converted into cash, securities or other property, in each case, other than a consolidation, merger, amalgamation, statutory arrangement (involving a business combination), a sale of all or substantially all of the Issuer’s assets or similar transaction involving the Issuer in which 90% or more of the total cash, securities or other property into which the Common Shares have been converted (excluding cash payments for fractional shares) consists of Common Equity that is, or upon issuance will be, traded on a U.S. National Securities Exchange or a Recognized Stock Exchange in Canada, or otherwise approved for trading on an established over-the-counter trading market in the United States or Canada;

(2)            any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable), is or becomes the beneficial owner (as such term is defined for purposes of Section 13d-3 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power in the aggregate of all classes of the Capital Stock of the Issuer then outstanding entitled to vote generally in elections of directors;

(3)            during any period of 12 consecutive months after the date of this Indenture persons who at the beginning of such 12-month period constituted the Board of Directors (together with any new persons whose election was approved by a vote of a majority of the persons then still comprising the Board of Directors who were either members of the Board of Directors at the beginning of such period or whose election, designation or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors, then in office;

(4)            the shareholders of the Issuer approve any plan or proposal for the liquidation of the Issuer.

Notwithstanding the foregoing, even if any of the events specified in the preceding clauses (1) through (4) have occurred, a Fundamental Change will not be deemed to have occurred and the Issuer shall not be required to deliver a notice incidental thereto if either:

(A)            the Closing Sale Price per Common Share for any five Trading Days within the period of 10 consecutive Trading Days ending immediately after the later of the Fundamental Change or the public announcement of the Fundamental Change, in the case of a Fundamental Change relating to an acquisition of Capital Stock, equals or exceeds 105% of the Conversion Price in effect on each of those Trading Days; provided, however, that the exception to the definition of “Fundamental Change” specified in this clause (A) shall not apply in the context of a Fundamental Change for purposes of Section 4.01(b)(v) or 4.03;

(B)            the persons that beneficially own the Issuer’s voting shares immediately prior to the relevant transaction or event beneficially own, directly or indirectly, shares with a majority of the total voting power of all outstanding voting shares of the surviving, continuing or transferee person (or a parent company) of the surviving, continuing or transferee person; or

(C)            the transaction is effected solely to change the Issuer’s jurisdiction of organization and results in a reclassification, conversion or exchange of the Issuer’s outstanding Common Shares into shares of the surviving entity.

For the purposes of this definition, “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

“Fundamental Change Purchase Date” has the meaning provided in Section 3.01(b) hereof.

“Fundamental Change Purchase Notice” has the meaning provided in Section 3.01(c) hereof.

“Fundamental Change Purchase Price” of any Security, means 100% of the principal amount of the Security to be purchased plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Purchase Date.

“GAAP” means generally accepted accounting principles in Canada as in effect from time to time, or, if the Issuer shall adopt generally accepted accounting principles in the United States or International Financial Reporting Standards as its accounting basis for purposes of its reports filed pursuant to the Exchange Act, such accounting standards as in effect from time to time.

“Global Security” means, individually and collectively, each of the Restricted Global Securities and Unrestricted Global Securities, substantially in the form attached as Exhibit A and which is deposited with the Depositary or its custodian and registered in the name of the Depositary or its nominee.

“Global Security Legend” means the legend set forth in Section 2.06(f)(ii), which is required to be placed on all Global Securities issued under this Indenture.

“Holder” means the person in whose name a Security is registered on the Registrar’s books.

“Indenture” means this Indenture, as amended or supplemented from time to time pursuant to the terms hereof.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Security through a Participant.

“Ineligible Consideration” means any property (including cash) or securities that would not constitute “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act.

“Initial Purchasers” means the initial purchasers acquiring the Securities from the Issuer on the date of this Indenture, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC acted as Representatives.

“Interest Payment Date” means March 15 and September 15 of each year, commencing September 15, 2008.

“Issue Date” of any Security means the date on which the Security was originally issued or deemed issued as set forth on the face of the Security.

“Market Disruption Event” means the occurrence or existence for more than a one-half hour period in the aggregate on a Scheduled Trading Day for the Common Shares (or, as and if applicable, other Capital Stock or similar equity interest or other securities) of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Shares (or such other capital stock or similar equity interest or other securities) or in any options, contracts or futures contracts relating to the Common Shares (or such other capital stock or similar equity interest or other securities), and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

“NYSE” means the New York Stock Exchange.

“Officer” means any person holding any of the following positions:  the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Treasurer, the Secretary or any Assistant Secretary.

“Officer’s Certificate” means a certificate signed by an Officer of the Issuer and delivered to the Trustee.

“Opinion of Counsel” means a written opinion from legal counsel reasonably acceptable to the Trustee.  The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Participant” means, with respect to the Depositary, a Person who has an account with the Depositary.

“Person” or “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act or any other entity.

“Private Placement Legend” means the legend set forth in Section 2.06(f)(i) to be placed on all Securities issued under this Indenture except where otherwise permitted by the provisions of this Indenture.

“QIB” means a “Qualified Institutional Buyer”, as such term is defined in Rule 144A under the Securities Act.

“Recognized Stock Exchange in Canada” means any securities exchange recognized by the Ontario Securities Commission pursuant to Section 21(2) of the Securities Act (Ontario).

“Redemption Date” means, with respect to any Security or portion thereof to be redeemed in accordance with the provisions of Section 11.01 hereof, the date fixed for such redemption in accordance with the provisions of Section 11.01 hereof.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of January 29, 2008, among the Issuer and the Initial Purchasers, as amended from time to time in accordance with its terms.

“Regular Record Date” means, with respect to each Interest Payment Date, March 1 or September 1 as the case may be, next preceding such Interest Payment Date.

“Repurchase Price” of any Security, means 100% of the principal amount of the Security to be purchased plus accrued and unpaid interest, if any, to, but excluding, the Repurchase Date.

“Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust services division of the Trustee with direct responsibility for the administration of this Indenture and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of such person’s knowledge of and familiarity with the particular subject.

“Restricted Definitive Security” means a Definitive Security that is a Restricted Security.

“Restricted Global Security” means a Global Security that is a Restricted Security.

“Restricted Security” means a Security required to bear the Private Placement Legend.

“Rule 144” means Rule 144 under the Securities Act or any successor to such Rule.

“Rule 144A” means Rule 144A under the Securities Act or any successor to such Rule.

 “SEC” means the Securities and Exchange Commission.

“Securities” means the 1.75% Convertible Senior Notes due 2028, or any of them (each a “Security”), as amended or supplemented from time to time, that are issued under this Indenture.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Custodian” means the Trustee, as custodian with respect to the Securities in global form, or any successor thereto.

“Settlement Date” means (i) with respect to a Conversion Obligation settled by Share Settlement, the third Trading Day following the Conversion Date and (ii) with respect to a Conversion Obligation settled by Cash Settlement or Combined Settlement, the third Trading Day immediately following the last day of the Applicable Conversion Measurement Period.

“Subsidiary” means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency within the control of such Person to satisfy) to vote in the election of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

“Tax Act” means the Income Tax Act (Canada).

“Tax Repurchase Date” means the repurchase date specified in a Tax Repurchase Notice.

“Tax Repurchase Offer” means a repurchase offer made pursuant to Section 3.03 hereof.

“Tax Repurchase Price” of any Security, means 100% of the principal amount of the Security to be purchased plus accrued and unpaid interest, if any, to the Tax Repurchase Date.

“TIA” means the Trust Indenture Act of 1939, as amended.

“Trading Day” means a day during which (i) trading in securities generally occurs on the NYSE or, if the subject securities are not then listed on the NYSE, on the principal other U.S. National Securities Exchange on which such securities are then listed or, if such securities are not then listed on a U.S. National Securities Exchange, on the principal non-U.S. market on which the subject securities are traded or, if the subject securities are not listed on a U.S. National Securities Exchange or a non-U.S. market, quotations for the subject security are available from the National Quotation Bureau or another established over-the-counter trading market in the United States or Canada), (ii) there is no Market Disruption Event and (iii) a Closing Sale Price for the Common Shares (or such other capital stock or similar equity interest or other securities) is available for such day.

“Trading Price” means, with respect to the Securities on any date of determination, the average of the secondary market bid quotations per $1,000 principal amount of Securities obtained by the Trustee for a $5,000,000 principal amount of Securities at approximately 3:30 p.m., New York City time, on such determination date from two independent nationally recognized securities dealers selected by the Issuer, which may include the Initial Purchasers; provided that if at least two such bids cannot reasonably be obtained by the Trustee, but one such bid can reasonably be obtained by the Trustee, the one bid shall be used.  If the Trustee cannot reasonably obtain at least one bid for a $5,000,000 principal amount of Securities from a nationally recognized securities dealer or, in the reasonable judgment of the Issuer, the bid quotations are not indicative of the secondary market value of the Securities, then the Trading Price per $1,000 principal amount of Securities shall be deemed to be less than 98% of the Closing Sale Price of the Common Shares multiplied by the Applicable Conversion Rate on such determination date.

“Trustee” means the party named as such in the first paragraph of this Indenture until a successor replaces it in accordance with the provisions of this Indenture, and thereafter means the successor.

“Unrestricted Definitive Security” means a Definitive Security that is not a Restricted Definitive Security.

“Unrestricted Global Security” means a Global Security that is not a Restricted Global Security.

“U.S. National Securities Exchange” means an exchange registered under Section 6 of the Exchange Act.

“Vice President”, when used with respect to the Issuer or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title “vice president.”

Section 1.02.    Other Definitions.

Term	Defined in Section

Additional Amounts	4.07
Additional Shares Fundamental Change	4.03(a)
Canadian Taxes	4.07
Cash Settlement	4.11(a)
Combined Settlement	4.11(a)
Conversion Agent	2.03(a)
Conversion Date	4.02
Conversion Notice	4.02
Conversion Obligation	4.11(a)
Conversion Rate	4.05
Daily Partial Cash Amount	4.11(a)(3)
Depositary	2.01(a)
DTC	2.01(a)
Effective Date	4.03(b)
Event of Default	7.01
Expiration Time	4.04(e)
Fundamental Change Event Shares	4.03(a)
Fundamental Change Purchase Date	3.01(b)
Fundamental Change Purchase Notice	3.01(c)
Issuer Notice	3.01(b)
Legal Holiday	12.06
Make-Whole Cap	4.03(e)(2)
Make-Whole Floor	4.03(e)(3)
Outstanding	2.08(a)
Partial Cash Amount	4.11(a)(3)
Paying Agent	2.03(a)
Redemption Notice	11.01(b)
Registrar	2.03(a)
Reference Property	4.01
Refusal Notice	3.03(d)
Repurchase Date	3.02(a)
Repurchase Notice	3.02(b)
Share Price	4.03(b)
Share Settlement	4.11(a)
Specified Tax	3.03(a)
Spin-Off	4.04(c)
Tax Repurchase Notice	3.03(a)

Section 1.03.    Incorporation by Reference of Trust Indenture Act.

To the extent required by law (and only to such extent), this Indenture is subject to the mandatory provisions of the TIA, which shall be incorporated by reference in and made a part of this Indenture.

The following TIA terms used in this Indenture have the following meanings:

“indenture securities” means the Securities;

“indenture security Holder” means a Holder of a Security;

“indenture to be qualified” means this Indenture;

“indenture trustee” or “institutional trustee” means the Trustee; and

“obligor” on the Securities means the Issuer and any successor obligor upon the Securities.

All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA have the meanings so assigned to them.

Section 1.04.    Rules of Construction.  Unless the context otherwise requires:

(1)    a term has the meaning assigned to it;

(2)    an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(3)    words in the singular include the plural, and words in the plural include the singular;

(4)    provisions apply to successive events and transactions;

(5)    the term “merger” includes a statutory share exchange and the term “merged” has a correlative meaning;

(6)    the masculine gender includes the feminine and the neuter;

(7)    references to agreements and other instruments include subsequent amendments thereto; and

(8)    all “Article”, “Exhibit” and “Section” references are to Articles, Exhibits and Sections, respectively, of or to this Indenture unless otherwise specified herein, and the terms “herein”, “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

ARTICLE 2
THE SECURITIES

Section 2.01.    Form and Dating.

(a)    General.  The Securities and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto. The Securities may have notations, legends or endorsements required by applicable law, stock exchange rule or usage. Each Security shall be dated the date of its authentication. The Securities shall be in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The terms and provisions contained in the Securities shall constitute, and are hereby expressly made, a part of this Indenture, and the Issuer and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Security conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(b)    Global Securities.  Securities issued in global form shall be substantially in the form of Exhibit A attached hereto (including the Global Security Legend thereon and the “Schedule of Exchanges of Interests in the Global Security” attached thereto). Securities issued in definitive form shall be substantially in the form of Exhibit A attached hereto (but without the Global Security Legend thereon and without the “Schedule of Exchanges of Interests in the Global Security” attached thereto). Each Global Security shall represent such of the outstanding Securities as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Securities from time to time endorsed thereon and that the aggregate principal amount of outstanding Securities represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges, replacements, purchases or redemptions. Any endorsement of a Global Security to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Securities represented thereby shall be made by the Trustee or the Securities Custodian, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.06 hereof.

Participants shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depositary or under the Global Security, and the Depositary (including, for this purpose, its nominee) may be treated by the Issuer, the Trustee and any agent of the Issuer or the Trustee as the absolute owner and Holder of such Global Security for all purposes whatsoever.  Notwithstanding the foregoing, nothing herein shall (1) prevent the Issuer, the Trustee or any agent of the Issuer or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or (2) impair, as between the Depositary and Participants, the operation of customary practices governing the exercise of the rights of a Holder of any Security.

(c)    Definitive Securities.  Securities issued in non-global form shall be substantially in the form of Exhibit A attached hereto except that such Security shall not bear the Global Security Legend and shall not have the “Schedule of Exchanges of Interests in the Global Security” attached thereto.  No Security shall be issued as a Definitive Security, and no Holder shall be entitled to have Securities registered in their names, to receive physical delivery of the Securities or to be considered the owner of the Securities, except in the circumstances described in Section 2.06(a).

Section 2.02.    Execution and Authentication.

Any two authorized Officers shall sign the Securities for the Issuer by manual or facsimile signature.  Typographic and other minor errors or defects in any such facsimile signature shall not affect the validity or enforceability of any Security that has been authenticated and delivered by the Trustee.

If an Officer whose signature is on a Security no longer holds that office at the time a Security is authenticated, the Security shall nevertheless be valid.

A Security shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.

On the Issue Date, the Trustee shall, upon a written order of the Issuer signed by an Officer (an “Authentication Order”), authenticate Securities for original issue up to $460,000,000 in aggregate principal amount and, upon delivery of any Authentication Order at any time and from time to time thereafter, the Trustee shall authenticate Securities in an aggregate principal amount specified in such Authentication Order, provided that the aggregate principal amount of Securities outstanding at any time may not exceed $460,000,000, other than Securities which have been determined to be lost, destroyed or wrongfully taken and Replacement Securities issued in replacement thereof.

The Trustee may appoint an authenticating agent acceptable to the Issuer to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with Holders or an Affiliate of the Issuer.

Section 2.03.    Registrar, Paying Agent and Conversion Agent.

The Issuer shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange (“Registrar”), an office or agency where Securities may be presented for payment (“Paying Agent”) and an office or agency where Securities may be presented for conversion (“Conversion Agent”) and one or more offices or agencies where notices and demands to or upon the Issuer in respect of the Securities and this Indenture may be served.  The Issuer will at all times maintain a Paying Agent, Conversion Agent, Registrar and an office or agency where notices and demands to or upon the Issuer in respect of the Securities and this Indenture may be served in the United States.  The Registrar shall keep a register of the Securities and of their transfer and exchange. The Issuer may appoint one or more co-registrars and one or more additional paying agents or conversion agents.  The term “Registrar” includes any co-registrar, the term “Paying Agent” includes any additional paying agent and the term “Conversion Agent” includes any additional conversion agent.  The Issuer may change any Paying Agent, Registrar or Conversion Agent without notice to any Holder.

The Issuer shall enter into an appropriate agency agreement with any Agent not a party to this Indenture, provided that the Agent may be an Affiliate of the Trustee.  The agreement shall implement the provisions of this Indenture that relate to such Agent.  The Issuer shall promptly notify the Trustee in writing of the name and address of any Agent not a party to this Indenture. If the Issuer fails to appoint or maintain another entity as Registrar, Paying Agent, Conversion Agent or agent for service of notices and demands in any place required by this Indenture, the Trustee shall act as such. The Issuer or any of its Subsidiaries may act as Paying Agent, Registrar or Conversion Agent .

The Issuer initially appoints The Depository Trust Company (“DTC”) to act as Depositary with respect to the Global Securities.

The Issuer initially appoints the Trustee to act as the Registrar, Paying Agent and Conversion Agent and to act as Securities Custodian with respect to the Global Securities and initially designates the Corporate Trust Office of the Trustee as an office or agency where notices and demands to or upon the Issuer in respect of the Securities and this Indenture shall be served.

Section 2.04.    [Reserved].

Section 2.05.    Holder Lists.

The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders and shall otherwise comply with TIA § 312(a). If the Trustee is not the Registrar, the Issuer shall furnish to the Trustee in writing at least seven Business Days before each interest payment date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders of Securities and the Issuer shall otherwise comply with TIA § 312(a).

Section 2.06.    Transfer and Exchange.

(a)    Transfer and Exchange of Global Securities. A Global Security may not be transferred as a whole except by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. All Global Securities will be exchanged by the Issuer for Definitive Securities if (i) the Issuer delivers to the Trustee notice from the Depositary that it is unwilling or unable to continue to act as Depositary or that it is no longer a clearing agency registered under the Exchange Act and, in either case, a successor Depositary is not appointed by the Issuer within 90 days after the date of such notice from the Depositary, (ii) the Issuer in its sole discretion determines that the Global Securities (in whole but not in part) should be exchanged for Definitive Securities and delivers a written notice to such effect to the Trustee or (iii) upon the demand of Holders during an Event of Default that is continuing. Upon the occurrence of any of the preceding events in (i), (ii) or (iii) above, Definitive Securities shall be issued in such names as the Depositary shall instruct the Trustee. Global Securities also may be exchanged or replaced, in whole or in part, as provided in Sections 2.07 and 2.10 hereof. Every Security authenticated and delivered in exchange for, or in lieu of, a Global Security or any portion thereof, pursuant to this Section 2.06 or Section 2.07 or 2.10 hereof, shall be authenticated and delivered in the form of, and shall be, a Global Security. A Global Security may not be exchanged for another Security other than as provided in this Section 2.06(a), however, beneficial interests in a Global Security may be transferred and exchanged as provided in Section 2.06(b) or (c) hereof.

(b)    Transfer and Exchange of Beneficial Interests in the Global Securities.  The transfer and exchange of beneficial interests in the Global Securities shall be effected through the Depositary, in accordance with the provisions of this Indenture and the Applicable Procedures. Beneficial interests in the Restricted Global Securities shall be subject to the restrictions set forth herein to the extent required by the Securities Act. Transfers of beneficial interests in the Global Securities also shall require compliance with either subparagraph (i) or (ii) below, as applicable, as well as one or more of the other following subparagraphs, as applicable:

(i)    Transfer of Beneficial Interests in the Same Global Security. Beneficial interests in any Restricted Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in the same Restricted Global Security in accordance with the transfer restrictions set forth in the Private Placement Legend. Beneficial interests in any Unrestricted Global Security may be transferred to Persons who take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security. No written orders or instructions shall be required to be delivered to the Registrar to effect the transfers described in this Section 2.06(b)(i).

(ii)    All Other Transfers and Exchanges of Beneficial Interests in Global Securities. In connection with all transfers and exchanges of beneficial interests that are not subject to Section 2.06(b)(i) above, the transferor of such beneficial interest must deliver to the Registrar either (A) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a beneficial interest in another Global Security in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given in accordance with the Applicable Procedures containing information regarding the Participant account to be credited with such increase or (B) (1) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to cause to be issued a Definitive Security in an amount equal to the beneficial interest to be transferred or exchanged and (2) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Security shall be registered to effect the transfer or exchange referred to in (1) above. Upon satisfaction of all of the requirements for transfer or exchange of beneficial interests in Global Securities contained in this Indenture and the Securities or otherwise applicable under the Securities Act, the Trustee shall adjust the principal amount of the relevant Global Security(ies) pursuant to Section 2.06(g) hereof.

(iii)   Transfer of Beneficial Interests to Another Restricted Global Security. A beneficial interest in any Restricted Global Security may be transferred to a Person who takes delivery thereof in the form of a beneficial interest in another Restricted Global Security if the transfer complies with the requirements of Section 2.06(b)(ii) above and the Registrar receives from the transferor a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof.

(iv)    Transfer and Exchange of Beneficial Interests in a Restricted Global Security for Beneficial Interests in an Unrestricted Global Security. A beneficial interest in any Restricted Global Security may be exchanged by any holder thereof for a beneficial interest in an Unrestricted Global Security or transferred to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security if the exchange or transfer complies with the requirements of Section 2.06(b)(ii) above and:

(A)    such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(B)    in the case of a transfer to a bona fide acquirer, such transfer is effected after July 29, 2008, and, in the case of such transfers effected after July 29, 2008 and prior to January 30, 2009, no Company Order suspending the operation of this Section 2.06(b)(iv)(B) has been received by the Trustee which has not been rescinded by the Issuer; or

(C)    the Registrar receives the following:

(1)    if the holder of such beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for a beneficial interest in an Unrestricted Global Security, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(a) thereof; or

(2)    if the holder of such beneficial interest in a Restricted Global Security proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of a beneficial interest in an Unrestricted Global Security, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (3) thereof;

and, in each such case set forth in this subparagraph (C), if the Applicable Procedures so require, an Opinion of Counsel to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

If any such transfer is effected pursuant to this clause (iv) at a time when an Unrestricted Global Security has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate principal amount equal to the aggregate principal amount of beneficial interests transferred pursuant to this clause (iv).

Beneficial interests in an Unrestricted Global Security cannot be exchanged for, or transferred to Persons who take delivery thereof in the form of, a beneficial interest in a Restricted Global Security.

(c)    Transfer or Exchange of Beneficial Interests for Definitive Securities.

(i)    Beneficial Interests in Restricted Global Securities to Restricted Definitive Securities. If any holder of a beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for a Restricted Definitive Security or to transfer such beneficial interest to a Person who takes delivery thereof in the form of a Restricted Definitive Security, then, upon receipt by the Registrar of the following documentation:

(A)    if the holder of such beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for a Restricted Definitive Security, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (2)(a) thereof;

(B)    if such beneficial interest is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C)    if such beneficial interest is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(D)    if such beneficial interest is being transferred to the Issuer or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (2)(b) thereof; or

(E)    if such beneficial interest is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including  the certifications in item (2)(c) thereof, the Trustee shall cause the aggregate principal amount of the applicable Global Security to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Security in the appropriate principal amount. Any Definitive Security issued in exchange for a beneficial interest in a Restricted Global Security pursuant to this Section 2.06(c) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Securities to the Persons in whose names such Securities are so registered. Any Definitive Security issued in exchange for a beneficial interest in a Restricted Global Security pursuant to this Section 2.06(c)(i) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(ii)    Beneficial Interests in Restricted Global Securities to Unrestricted Definitive Securities. A holder of a beneficial interest in a Restricted Global Security may exchange such beneficial interest for an Unrestricted Definitive Security or may transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security only if:

(A)    such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(B)    in the case of a transfer to a bona fide acquirer, such transfer is effected after July 29, 2008, and, in the case of such transfers effected after July 29, 2008 and prior to January 30, 2009, no Company Order suspending the operation of this Section 2.06(c)(ii)(B) has been received by the Trustee which has not been rescinded by the Issuer; or

(C)    the Registrar receives the following:

(1)    if the holder of such beneficial interest in a Restricted Global Security proposes to exchange such beneficial interest for an Unrestricted Definitive Security, a certificate from such holder in the form of Exhibit C hereto, including the certifications in item (1)(b) thereof; or

(2)    if the holder of such beneficial interest in a Restricted Global Security proposes to transfer such beneficial interest to a Person who shall take delivery thereof in the form of an Unrestricted Definitive Security, a certificate from such holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (C), if the Applicable Procedures so require, an Opinion of Counsel to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iii)    Beneficial Interests in Unrestricted Global Securities to Unrestricted Definitive Securities. If any holder of a beneficial interest in an Unrestricted Global Security proposes to exchange such beneficial interest for an Unrestricted Definitive Security or to transfer such beneficial interest to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security, then, upon satisfaction of the conditions set forth in Section 2.06(b)(ii) hereof, the Trustee shall cause the aggregate principal amount of the applicable Global Security to be reduced accordingly pursuant to Section 2.06(g) hereof, and the Issuer shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions an Unrestricted Definitive Security in the appropriate principal amount. Any Definitive Security issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iii) shall be registered in such name or names and in such authorized denomination or denominations as the holder of such beneficial interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Trustee shall deliver such Definitive Securities to the Persons in whose names such Securities are so registered. Any Definitive Security issued in exchange for a beneficial interest pursuant to this Section 2.06(c)(iii) shall not bear the Private Placement Legend.

(d)    Transfer and Exchange of Definitive Securities for Beneficial Interests.

(i)    Restricted Definitive Securities to Beneficial Interests in Restricted Global Securities. If any Holder of a Restricted Definitive Security proposes to exchange such Security for a beneficial interest in a Restricted Global Security or to transfer such Restricted Definitive Securities to a Person who takes delivery thereof in the form of a beneficial interest in a Restricted Global Security, then, upon receipt by the Registrar of the following documentation:

(A)    if the Holder of such Restricted Definitive Security proposes to exchange such Security for a beneficial interest in a Restricted Global Security, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (2)(b) thereof;

(B)    if such Restricted Definitive Security is being transferred to a QIB in accordance with Rule 144A under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (1) thereof;

(C)    if such Restricted Definitive Security is being transferred pursuant to an exemption from the registration requirements of the Securities Act in accordance with Rule 144 under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(a) thereof;

(D)    if such Restricted Definitive Security is being transferred to the Issuer or any of its Subsidiaries, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(b) thereof; or

(E)    if such Restricted Definitive Security is being transferred pursuant to an effective registration statement under the Securities Act, a certificate to the effect set forth in Exhibit B hereto, including the certifications in item (3)(c) thereof, the Trustee shall cancel the Restricted Definitive Security, and increase or cause to be increased the aggregate principal amount of the appropriate Restricted Global Security.

(ii)    Restricted Definitive Securities to Beneficial Interests in Unrestricted Global Securities. A Holder of a Restricted Definitive Security may exchange such Security for a beneficial interest in an Unrestricted Global Security or transfer such Restricted Definitive Security to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security only if:

(A)    such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(B)    in the case of a transfer to a bona fide acquirer, such transfer is effected after July 29, 2008, and, in the case of such transfers effected after July 29, 2008 and prior to January 30, 2009, no Company Order suspending the operation of this Section 2.06(d)(ii)(B) has been received by the Trustee which has not been rescinded by the Issuer; or

(C)    the Registrar receives the following:

(1)    if the Holder of such Definitive Securities proposes to exchange such Securities for a beneficial interest in the Unrestricted Global Security, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(c) thereof; or

(2)    if the Holder of such Definitive Securities proposes to transfer such Securities to a Person who shall take delivery thereof in the form of a beneficial interest in the Unrestricted Global Security, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (C), if the Applicable Procedures so require, an Opinion of Counsel to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

Upon satisfaction of the conditions of any of the subparagraphs in this Section 2.06(d)(ii), the Trustee shall cancel the Definitive Securities and increase or cause to be increased the aggregate principal amount of the Unrestricted Global Security.

(iii)    Unrestricted Definitive Securities to Beneficial Interests in Unrestricted Global Securities. A Holder of an Unrestricted Definitive Security may exchange such Security for a beneficial  interest in an Unrestricted Global Security or transfer such Definitive Securities to a Person who takes delivery thereof in the form of a beneficial interest in an Unrestricted Global Security at any time. Upon receipt of a request for such an exchange or transfer, the Trustee shall cancel the applicable Unrestricted Definitive Security and increase or cause to be increased the aggregate principal amount of one of the Unrestricted Global Securities.

If any such exchange or transfer from a Definitive Security to a beneficial interest is effected pursuant to subparagraphs (ii) or (iii) above at a time when an Unrestricted Global Security has not yet been issued, the Issuer shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02 hereof, the Trustee shall authenticate one or more Unrestricted Global Securities in an aggregate principal amount equal to the principal amount of Definitive Securities so transferred.

(e)    Transfer and Exchange of Definitive Securities for Definitive Securities. Upon request by a Holder of Definitive Securities and such Holder’s compliance with the provisions of this Section 2.06(e), the Registrar shall register the transfer or exchange of Definitive Securities. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Registrar the Definitive Securities duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.06(e).

(i)    Restricted Definitive Securities to Restricted Definitive Securities. Any Restricted Definitive Security may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Restricted Definitive Security if the Registrar receives the following:

(A)    if the transfer will be made pursuant to Rule 144A under the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications in item (1) thereof; or

(B)    if the transfer will be made pursuant to any other exemption from the registration requirements of the Securities Act, then the transferor must deliver a certificate in the form of Exhibit B hereto, including the certifications, certificates and Opinion of Counsel required by item (3) thereof, if applicable.

(ii)    Restricted Definitive Securities to Unrestricted Definitive Securities. Any Restricted Definitive Security may be exchanged by the Holder thereof for an Unrestricted Definitive Security or transferred to a Person or Persons who take delivery thereof in the form of an Unrestricted Definitive Security if:

(A)    any such transfer is effected pursuant to the Shelf Registration Statement in accordance with the Registration Rights Agreement;

(B)    in the case of a transfer to a bona fide acquirer, such transfer is effected after July 29, 2008, and, in the case of such transfers effected after July 29, 2008 and prior to January 30, 2009, no Company Order suspending the operation of this Section 2.06(e)(iii)(C) has been received by the Trustee which has not been rescinded by the Issuer; or

(C)    the Registrar receives the following:

(1)    if the Holder of such Restricted Definitive Securities proposes to exchange such Securities for an Unrestricted Definitive Security, a certificate from such Holder in the form of Exhibit C hereto, including the certifications in item (1)(d) thereof; or

(2)    if the Holder of such Restricted Definitive Securities proposes to transfer such Securities to a Person who shall take  delivery thereof in the form of an Unrestricted Definitive Security, a certificate from such Holder in the form of Exhibit B hereto, including the certifications in item (4) thereof;

and, in each such case set forth in this subparagraph (C), an Opinion of Counsel in form reasonably acceptable to the Issuer to the effect that such exchange or transfer is in compliance with the Securities Act and that the restrictions on transfer contained herein and in the Private Placement Legend are no longer required in order to maintain compliance with the Securities Act.

(iii)    Unrestricted Definitive Securities to Unrestricted Definitive Securities. A Holder of Unrestricted Definitive Securities may transfer such Securities to a Person who takes delivery thereof in the form of an Unrestricted Definitive Security. Upon receipt of a request to register such a transfer, the Registrar shall register the Unrestricted Definitive Securities pursuant to the instructions from the Holder thereof.

(f)    Legends. The following legends shall appear on the face of all Global Securities and Definitive Securities issued under this Indenture unless specifically stated otherwise in the applicable provisions of this Indenture.

(i)    Private Placement Legend.

(A)    Except as permitted by subparagraph (B) below, each Global Security and each Definitive Security (and all Securities issued in exchange therefor or substitution thereof) shall bear the legend in substantially the following form:

“THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT AS SET FORTH IN THE FOLLOWING SENTENCE.  BY ITS ACQUISITION HEREOF, THE HOLDER AGREES (1) THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THE SECURITY EVIDENCED HEREBY, EXCEPT (A) TO THE ISSUER, KINROSS GOLD CORPORATION, OR A SUBSIDIARY OF THE ISSUER; (B) UNDER A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT; (C) TO A PERSON THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN RULE 144A ADOPTED UNDER THE SECURITIES ACT) THAT IS PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF ANOTHER QUALIFIED INSTITUTIONAL BUYER AND TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, ALL IN COMPLIANCE WITH RULE 144A (IF AVAILABLE); OR (D) UNDER ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT; AND (2) THAT IT WILL, PRIOR TO ANY TRANSFER OF THIS SECURITY, FURNISH TO THE TRANSFER AGENT AND THE ISSUER SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS MAY BE REQUIRED TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.”

(B)    Notwithstanding the foregoing, any Global Security or Definitive Security issued pursuant to subparagraphs (b)(iv), (c)(ii), (c)(iii), (d)(ii), (d)(iii), (e)(ii) or (e)(iii) of this Section 2.06 (and all Securities issued in exchange therefor or substitution thereof) shall not bear the Private Placement Legend.

(ii)    Global Security Legend. Each Global Security shall bear a legend in substantially the following form:

“THIS GLOBAL SECURITY IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS SECURITY) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.07 OF THE INDENTURE, (II) THIS GLOBAL SECURITY MAY BE EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.06(a) OF THE INDENTURE, (III) THIS GLOBAL SECURITY MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.11 OF THE INDENTURE AND (IV) THIS GLOBAL SECURITY MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF THE ISSUER.”

(iii)    Canadian Legends.

(A)    Until May 30, 2008, each Global Security and each Definitive Security (and all Securities issued in exchange therefore or substitution thereof), and any share certificate representing Common Shares issued upon conversion of the Securities shall bear a legend in the following form:

“IN CANADA, UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE MAY 30, 2008.”

(B)    Each share certificate representing Common Shares issued upon conversion of the Securities shall also bear a legend in the following form (provided that such legend may be removed at such time as the Private Placement Legend and the Canadian legend in section 2.06(f)(iii)(A) are no longer required pursuant to this Indenture):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (“TSX”); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH CERTIFICATES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON TSX”.

(g)    Cancellation and/or Adjustment of Global Securities. At such time as all beneficial interests in a particular Global Security have been exchanged for Definitive Securities or a particular Global Security has been redeemed, repurchased or canceled in whole and not in part, each such Global Security shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Security is exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security or for Definitive Securities, the principal amount of Securities represented by such Global Security shall be reduced accordingly and an endorsement shall be made on such Global Security by the Trustee or by the Depositary at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a beneficial interest in another Global Security, such other Global Security shall be increased accordingly and an endorsement shall be made on such Global Security by the Trustee or by the Depositary at the direction of the Trustee to reflect such increase.

(h)    General Provisions Relating to Transfers and Exchanges.

(i)    To permit registration of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Global Securities and Definitive Securities upon the Issuer’s order or at the Registrar’s request.

(ii)    No service charge shall be made to a holder of a beneficial interest in a Global Security or to a Holder of a Definitive Security for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 2.10 and 10.04 hereof).

(iii)   The Registrar shall not be required to register the transfer of or exchange any Security surrendered for conversion in whole or in part, except the unsurrendered portion of any Security being redeemed in part.

(iv)   All Global Securities and Definitive Securities issued upon any registration of transfer or exchange of Global Securities or Definitive Securities shall be the valid obligations of the Issuer, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Securities or Definitive Securities surrendered upon such registration of transfer or exchange.

(v)    The Issuer shall not be required (A) to issue, to register the transfer of or to exchange any Securities surrendered for conversion during a period beginning at the opening of business 15 days before the day of any surrender of Securities for conversion pursuant to Article 4 and ending at the close of business on the day of surrender, (B) to register the transfer of or to exchange or convert any Security so surrendered for conversion in whole or in part, except the unsurrendered portion of any Security being converted in part or (C) to register the transfer of or to exchange or convert a Security between a record date and the next succeeding Interest Payment Date.

(vi)   Prior to due presentment for the registration of a transfer of any Security, the Trustee, any Agent and the Issuer may deem and treat the Person in whose name any Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Securities and for all other purposes, and none of the Trustee, any Agent or the Issuer shall be affected by notice to the contrary.

(vii)         The Trustee shall authenticate Global Securities and Definitive Securities in accordance with the provisions of Section 2.02 hereof.

(viii)        All certifications, certificates and Opinions of Counsel required to be submitted to the Registrar pursuant to this Section 2.06 to effect a registration of transfer or exchange may be submitted by facsimile, electronic mail or similar transmission.

(ix)   The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among Depositary Participants or Beneficial Owners of interests in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(x)    For greater certainty, none of the transfers or exchanges provided in this Section 2.06 or in Section 2.07 shall be or be deemed to be a novation, extinguishment, settlement or any other form of repayment and reissue of the indebtedness of the Issuer evidenced by this Indenture.

Section 2.07.   Replacement Securities.

If a mutilated Security is surrendered to the Registrar or if the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Issuer shall issue and the Trustee shall authenticate, upon receipt of an Authentication Order, a replacement Security. If required by the Trustee or the Issuer, such Holder shall furnish an indemnity bond sufficient in the judgment of the Issuer and the Trustee to protect the Issuer, the Trustee, the Paying Agent, the Registrar and any co-registrar from any loss which any of them may suffer if a Security is replaced. The Issuer and the Trustee may charge the Holder for their expenses in replacing a Security.

Every replacement Security is an additional obligation of the Issuer and shall be entitled to all of the benefits of this Indenture equally and proportionately with all other Securities duly issued hereunder.

Section 2.08.   Outstanding Securities.

The Securities outstanding (“Outstanding”) at any time are all the Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest in a Global Security effected by the Trustee in accordance with the provisions hereof, and those described in this Section as not outstanding. Except as set forth in Section 2.09 hereof, a Security does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Security.

If a Security is replaced pursuant to Section 2.07 hereof, it ceases to be outstanding unless the Trustee and the Issuer receive proof satisfactory to them that the replaced Security is held by a bona fide purchaser thereof.

If the principal amount of any Security is considered paid under Section 4.01 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any thereof) segregates and holds in trust, in accordance with this Indenture, on a Repurchase Date, Tax Repurchase Date, Redemption Date or maturity date money sufficient to pay all principal and accrued interest, if any, payable on that date with respect to the Securities (or portions thereof) to be repurchased, redeemed or maturing, as the case may be, and the Paying Agent is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture, then on and after that date such Securities (or portions thereof) cease to be outstanding and interest on them ceases to accrue.

Section 2.09.   Treasury Securities.

In determining whether the Holders of the required principal amount of Securities have concurred in any direction, waiver or consent, Securities owned by the Issuer, or by any Affiliate of the Issuer, shall be considered as though not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Securities that a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded.

Section 2.10.   Temporary Securities.

Until certificates representing Securities are ready for delivery, the Issuer may prepare and execute and the Trustee, upon receipt of an Authentication Order, shall authenticate temporary Securities.  Temporary Securities shall be substantially in the form of certificated Securities but may have variations that the Issuer considers appropriate for temporary Securities. Without unreasonable delay, the Issuer shall prepare and the Trustee shall authenticate Definitive Securities in exchange for temporary Securities.

After the preparation of Definitive Securities, the temporary Securities shall be exchangeable for Definitive Securities of such series upon surrender of the temporary Securities to a Registrar, without charge to the Holder.  Upon surrender for cancellation of any one or more temporary Securities, the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor one or more Definitive Securities, of any authorized denominations and of like tenor.  Holders of temporary Securities shall be entitled to all of the benefits of this Indenture.

Section 2.11.   Cancellation.

The Issuer at any time may deliver Securities to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Securities surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else shall cancel and dispose of such Securities in its customary manner (subject to the record retention requirements of the Exchange Act) all Securities surrendered for registration of transfer, exchange, purchase, payment or cancellation and deliver a certificate of such disposal to the Issuer.  Upon request, certification of the disposition of all canceled Securities shall be delivered to the Issuer. The Issuer may not issue new Securities to replace Securities that it has redeemed or paid or that have been delivered to the Trustee for cancellation.

Section 2.12.   Defaulted Interest.

If the Issuer defaults in a payment of interest on the Securities, it shall pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Securities and in Section 5.01 hereof. The Issuer shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Security and the date of the proposed payment. The Issuer shall fix or cause to be fixed each such special record date and payment date, provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Issuer (or, upon the written request of the Issuer, the Trustee in the name and at the expense of the Issuer) shall mail or cause to be mailed to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.13.   CUSIP Numbers.

The Issuer in issuing the Securities may use “CUSIP” numbers (if then generally in use) and, if so, the Trustee shall use “CUSIP” numbers in notices of purchase or redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a purchase or redemption and that reliance may be placed only on the other identification numbers printed on the Securities, and any such purchase or redemption shall not be affected by any defect in or omission of such numbers.  The Issuer shall promptly notify the Trustee of any change in the CUSIP numbers.

ARTICLE 3
REPURCHASE

Section 3.01.   Offer to Repurchase upon a Fundamental Change.

(a)    If a Fundamental Change occurs at any time on or prior to March 20, 2013, the Issuer shall make an offer to repurchase all of the Securities.  A Holder may accept that offer in respect of all or part of that Holder’s Securities not previously called for redemption (in principal amounts of $1,000 or an integral multiple thereof) for a purchase price equal to the Fundamental Change Purchase Price, subject to satisfaction by or on behalf of the Holder of the requirements set forth below.  If a Fundamental Change occurs after March 20, 2013, the Issuer shall not be required to make an offer to repurchase any Securities, except as provided in Section 3.02 hereof.  Upon any repurchase of the Securities pursuant to an offer made under this Section 3.01, the Issuer may elect to pay the Fundamental Change Repurchase Price in cash, Common Shares or a combination of cash and Common Shares, at the Issuer’s option; provided, however, that the Issuer may only deliver Common Shares as payment if, at the Fundamental Change Purchase Date:

(1)    no Event of Default under this Indenture shall have occurred and be continuing;

(2)    the Common Shares so del  ivered shall be listed on the principal U.S. National Securities Exchange and a Recognized Stock Exchange in Canada on which the Issuer’s Common Shares then trade, or, if the Issuer’s Common Shares do not at that time trade on a U.S. National Securities Exchange or a Recognized Stock Exchange in Canada, the Common Shares so delivered shall be listed on a U.S. National Securities Exchange; and

(3)    if not otherwise freely tradable under applicable securities laws, the Common Shares so delivered shall be registered under the Securities Act and, if required, qualified for distribution under applicable Canadian securities law (and shall otherwise be qualified or exempted from any applicable “Blue Sky” laws).

Common Shares delivered as payment of all or part of the Fundamental Change Purchase Price shall be deemed to have a value per Common Share delivered equal to the average of the Daily VWAP for each of the ten consecutive Trading Days ending on the third Trading Day before the Fundamental Change Purchase Date.

(b)    Within 15 days after the occurrence of a Fundamental Change, the Issuer shall provide written notification to the Holders of the Fundamental Change and of the offer to repurchase arising as a result of the Fundamental Change (the “Issuer Notice”).  The Issuer Notice shall also be delivered to the Trustee.  The notice shall include a form of Fundamental Change Purchase Notice to be completed by the Holder containing the information contemplated by Section 3.01(c) and shall state:

(1)    the date of such Fundamental Change, the clause in the definition of “Fundamental Change” herein under which such Fundamental Change falls, and, briefly, the events causing the Fundamental Change;

(2)    the date by which the Fundamental Change Purchase Notice must be delivered to the Paying Agent;

(3)    the date on which the Issuer will repurchase Securities in connection with a Fundamental Change, which must be not less than 20 Business Days nor more than 30 Business Days after the date of the Issuer Notice (such date, the “Fundamental Change Purchase Date”);

(4)    the Fundamental Change Purchase Price;

(5)    the name and address of the Trustee, the Paying Agent and the Conversion Agent;

(6)    that Securities in respect of which a Fundamental Change Purchase Notice is provided by a Holder shall not be convertible;

(7)    that Securities must be surrendered to the Paying Agent (which surrender may, if applicable, be effected through the facilities of the Depository) to collect payment of the Fundamental Change Purchase Price;

(8)    that the Fundamental Change Purchase Price for any Security as to which a Fundamental Change Purchase Notice has been duly given will be paid within five Business Days after the later of the Fundamental Change Purchase Date or the time at which such Securities are surrendered for repurchase;

(9)    that, unless the Issuer defaults in making payment of the Fundamental Change Purchase Price, such Securities shall cease to be Outstanding and interest on such Securities shall cease to accrue and all rights of the Holders of such Securities shall terminate on and after the Fundamental Change Purchase Date; and

(10)    the CUSIP number of the Securities.

The Issuer shall also disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News announcing the occurrence of such Fundamental Change or publish this information on the Issuer’s website, or through such other public medium as the Issuer shall deem appropriate at such time.

(c)    A Holder may accept a repurchase offer made pursuant to this Section 3.01 upon delivery of a written notice of such Holder’s acceptance of the repurchase offer (a “Fundamental Change Purchase Notice”) to the Trustee (or any Paying Agent) at any time on or before the close of business on the second Business Day prior to the Fundamental Change Purchase Date, stating:

(1)    if such Securities are in certificated form, the certificate number(s) of the Securities which the Holder will deliver to be repurchased;

(2)    the portion of the principal amount of the Securities to be repurchased, in multiples of $1,000, provided that the remaining principal amount of Securities is in an authorized denomination; and

(3)    that such Security shall be repurchased pursuant to the applicable provisions hereof and of the Securities.

The Trustee (or any Paying Agent) shall promptly notify the Issuer in writing of the receipt by it of any Fundamental Change Purchase Notice.

Book-entry transfer of Securities in book-entry form in compliance with the Applicable Procedures or delivery of Securities in certificated form (together with all necessary endorsements) to the Paying Agent at the offices of the Paying Agent and delivery of such Security shall be conditions to the receipt by the Holder of the Fundamental Change Purchase Price therefor.  Holders electing to require the Issuer to repurchase Securities must effect such transfer or delivery to the Paying Agent prior to the Fundamental Change Purchase Date to receive payment of the Fundamental Change Purchase Price.

(d)    A Fundamental Change Purchase Notice is irrevocable and may not be withdrawn.

(e)    On or before 11:59 a.m. (New York City time) on the Fundamental Change Purchase Date, the Issuer shall deposit with the Paying Agent money sufficient to pay the portion of the aggregate Fundamental Change Purchase Price of the Securities to be purchased pursuant to this Section 3.01 that is being paid in cash.  The Issuer shall also deliver to the Paying Agent at such time an Officer’s Certificate setting forth the number of Common Shares being issued to Holders on the Fundamental Change Purchase Date as payment of the aggregate Fundamental Change Purchase Price, along with the deemed value thereof calculated in the manner set forth in Section 3.01(a).  If the Paying Agent holds, in accordance with the terms of the Indenture, money that, when added to the deemed value of such Common Shares, is sufficient to pay the Fundamental Change Purchase Price of such Securities on the Fundamental Change Purchase Date or the Business Day following the Fundamental Change Purchase Date, then, on and after such date, such Securities shall cease to be Outstanding and interest on such Securities shall cease to accrue and all rights of the Holders of such Securities shall terminate (other than the right to receive the Fundamental Change Purchase Price after delivery or transfer of the Securities).  Such will be the case whether or not book-entry transfer of the Securities in book-entry form is made and whether or not Securities in certificated form, together with the necessary endorsements, are delivered to the Paying Agent.  Where the Fundamental Change Purchase Price is being paid in a combination of cash and Common Shares, the Holders of such Securities shall receive cash and Common Shares in the same proportion (as may be adjusted by the Paying Agent or the Issuer to account for rounding of share amounts) as the amounts of cash and Common Shares each bear to the aggregate Fundamental Change Purchase Price.

(f)    Notwithstanding the foregoing, the Issuer will not make an offer to repurchase the Securities in accordance with the provisions of this Section 3.01 if there has occurred and is continuing an Event of Default with respect to the Securities and the principal amount of the Securities has been accelerated and such acceleration has not been rescinded on or prior to such date.

(g)    The Issuer will comply, to the extent it deems applicable in good faith, with the provisions of Rule 13e-4 and Regulation 14D and 14E under the Exchange Act, any other successor laws or regulations or other applicable law, and if compliance therewith requires modification to any of the procedures described in this Section 3.01, the procedures required thereby shall supersede those prescribed herein.

(h)    The Paying Agent will promptly return to the respective Holders thereof any Securities with respect to which a Fundamental Change Purchase Notice has been withdrawn in compliance with this Indenture.

Section 3.02.    Repurchase of Securities at the Option of Holders.

(a)    A Holder of Securities has the right, at such Holder’s option, to require the Issuer to repurchase such Holder’s Securities, in whole or in part (in principal amounts of $1,000 or an integral multiple thereof) for the Repurchase Price on March 15, 2013, March 15, 2018 and March 15, 2023 (each, a “Repurchase Date”).  Upon any repurchase of the Securities pursuant to an offer made under this Section 3.02, the Issuer may elect to pay the Repurchase Price in cash, Common Shares or a combination of cash and Common Shares, at the Issuer’s option; provided, however, that the Issuer may only deliver Common Shares as payment if, at the applicable Repurchase Date:

(1)    no Event of Default under this Indenture shall have occurred and be continuing;

(2)    the Common Shares so delivered shall be listed on the principal U.S. National Securities Exchange and a Recognized Stock Exchange in Canada on which the Issuer’s Common Shares then trade, or, if the Issuer’s Common Shares do not at that time trade on a U.S. National Securities Exchange or a Recognized Stock Exchange in Canada, the Common Shares so delivered shall be listed on a U.S. National Securities Exchange; and

(3)    if not otherwise freely tradable under applicable securities laws, the Common Shares so delivered shall be registered under the Securities Act and, if required, qualified for distribution under applicable Canadian securities law (and shall otherwise be qualified or exempted from any applicable “Blue Sky” laws).

Common Shares delivered as payment of all or part of the Repurchase Price shall be deemed to have a value per Common Share delivered equal to the average of the Daily VWAP for each of the ten consecutive Trading Days ending on the third Trading Day before the applicable Repurchase Date.

(b)    A Holder shall provide written notification to Paying Agent of its intent to require the Issuer to purchase such Holder’s Securities, received by the Paying Agent no earlier than the opening of business 60  Business Days prior to the relevant Repurchase Date and no later than the close of business on the fifth Business Day prior to the relevant Repurchase Date (the “Repurchase Notice”) stating:

(1)    if such Securities are in certificated form, the certificate number(s) of the Securities which the Holder will deliver to be repurchased (if such Securities are not certificated, the Repurchase Notice must comply with Applicable Procedures);

(2)    the portion of the principal amount of the Securities to be repurchased, in integral multiples of $1,000, provided that the remaining principal amount of Securities is in an authorized denomination; and

(3)    that such Security shall be repurchased pursuant to the applicable provisions hereof and of the Securities.

The Issuer shall also disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing the information included on the Repurchase Notice, or publish such information on the Issuer’s website or through such other public medium as the Issuer shall deem appropriate at such time.

Book-entry transfer of Securities in book-entry form in compliance with the Applicable Procedures or delivery of Securities in certificated form (together with all necessary endorsements) to the Paying Agent at the offices of the Paying Agent and delivery of such Security shall be conditions to the receipt by the Holder of the Repurchase Price therefor.  Holders electing to require the Issuer to repurchase Securities must effect such transfer or delivery to the Paying Agent prior to the Repurchase Date to receive payment of the Repurchase Price.

(c)    A Repurchase Notice may be withdrawn in whole by a Holder by means of a written notice of withdrawal delivered to the office of the Paying Agent prior to 5:00 p.m., New York City time, on the second Business Day prior to the Repurchase Date specifying:

(1)    the principal amount of Securities being withdrawn, in integral multiples of $1,000,

(2)    if such Securities are in certificated form, the certificate number(s) of the Securities being withdrawn; and

(3)    the principal amount of Securities, if any, that remains subject to Repurchase Notice, which must be an integral multiple of $1,000.

If the Securities subject to the notice of withdrawal are in book-entry form, the above notices must also comply with the Applicable Procedures.

(d)    A Holder must either effect book-entry transfer or deliver the Securities, together with necessary endorsements, to the office of the Paying Agent after delivery of the Repurchase Notice to receive payment of the Repurchase Price.

(e)    On or before 11:59 a.m. (New York City time) on the Repurchase Date, the Issuer shall deposit with the Paying Agent money sufficient to pay the aggregate Repurchase Price of the Securities to be purchased pursuant to this Section 3.02.  The Issuer shall also deliver to the Paying Agent at such time an Officer’s Certificate setting forth the number of Common Shares being issued to Holders on the Repurchase Date as payment of the aggregate Repurchase Price, along with the deemed value thereof calculated in the manner set forth in Section 3.02(a).  If the Paying Agent holds, in accordance with the terms of the Indenture, money that, when added to the deemed value of such Common Shares, is sufficient to pay the Repurchase Price of such Securities on the Repurchase Date or the Business Day following the Repurchase Date, then, on and after such date, such Securities shall cease to be Outstanding and interest on such Securities shall cease to accrue and all rights of the Holders of such Securities shall terminate (other than the right to receive the Repurchase Price after delivery or transfer of the Securities).  Such will be the case whether or not book entry transfer of the Securities in book entry form is made and whether or not Securities in certificated form, together with the necessary endorsements, are delivered to the Paying Agent.  Where the Repurchase Price is being paid in a combination of cash and Common Shares, the Holders of such Securities shall receive cash and Common Shares in the same proportion (as may be adjusted by the Paying Agent or the Issuer to account for rounding of share amounts) as the amounts of cash and Common Shares each bear to the aggregate Repurchase Price.

(f)    The Issuer will comply, to the extent it deems applicable in good faith, with the provisions of Rule 13e-4 and Regulation 14D and 14E under the Exchange Act, any other successor laws or regulations or other applicable law, and if compliance therewith requires modification to any of the procedures described in this Section 3.02, the procedures required thereby shall supersede those prescribed herein.

Section 3.03.    Offer to Repurchase for Taxation Reasons.

(a)    The Issuer may, but is not obligated to, offer to repurchase the Securities in whole, but not in part, at any time, upon not less than 30 nor more than 60 days’ prior written notice delivered to the Holders (the “Tax Repurchase Notice”), with a copy of such notice delivered to the Trustee and Paying Agent, for cash equal to the Tax Repurchase Price on the date of repurchase set forth by the Issuer in such notice (the “Tax Repurchase Date”) if the Issuer determines in good faith that, as a result of:

(1)    the law (or any regulations or rulings promulgated thereunder) of Canada or any province or territory or other political subdivision thereof having the legal authority to impose tax affecting taxation; or

(2)    an official position regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction),

(such law, regulations, rulings or official position described in clause (1) or (2), the “Specified Tax”), the Issuer is, or on the next Interest Payment Date would be, required to pay any Additional Amounts.

The Issuer shall disseminate a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing the information included on the Tax Repurchase Notice, or publish such information on the Issuer’s website or through such other public medium as the Issuer shall deem appropriate at such time.

(b)    Following the Tax Repurchase Date in respect of the relevant Tax Repurchase Notice, the Company will not be obligated to pay Additional Amounts that are solely the result of the Specified Tax, notwithstanding the provisions of Section 4.07 hereof.

(c)    The Tax Repurchase Notice sent to the Holders of Securities in accordance with the provisions of the two preceding paragraphs shall state:

(1)    the name and address of the Paying Agent and Conversion Agent;

(2)    the then current Conversion Rate;

(3)    that Securities subject to the Tax Repurchase Offer may be converted at any time prior to the close of business on the second Business Day immediately preceding the Tax Repurchase Date;

(4)    that Holders who wish to convert Securities must comply with the procedures relating thereto specified in Section 4.02 hereof; and

(5)    that Holders wishing to retain their Securities following the Tax Repurchase Date must comply with the procedures set forth in Section 3.03(d) hereof.

(d)    A Holder shall provide to the Paying Agent written notification of its intent to retain its Securities following the Tax Repurchase Date (the “Refusal Notice”) so as to be received by the Paying Agent no later than the close of business on the day that is five Business Days prior to the Tax Repurchase Date stating:

(1)    if such Securities are in certificated form, the certificate number(s) of the Securities which the Holder will retain (if such Securities are not certificated, the Repurchase Notice must comply with Applicable Procedures);

(2)    the portion of the principal amount of the Securities to be retained, in integral multiples of $1,000, provided that the remaining principal amount of Securities is in an authorized denomination; and

(3)    the principal amount of Securities, if any, that remains subject to Tax Repurchase Notice, which must be an integral multiple of $1,000.

If the Securities subject to the Refusal Notice are in book-entry form, the above notices must also comply with the Applicable Procedures.

(e)    Any Outstanding Securities for which the Paying Agent has not received a Refusal Notice shall be repurchased by the Issuer on the Tax Repurchase Date.  If the Paying Agent holds funds sufficient to pay the Tax Repurchase Price for such Securities on the Tax Repurchase Date, then on and after such date:

(i)    such Securities will cease to be Outstanding;

(ii)    interest on such Securities will cease to accrue; and

(iii)    all rights of Holders of such Securities will terminate except the right to receive the Tax Repurchase Price.

(f)    The Issuer will comply, to the extent it deems applicable in good faith, with the provisions of Rule 13e-4 and Regulation 14D and 14E under the Exchange Act, any other successor laws or regulations or other applicable law, and if compliance therewith requires modification to any of the procedures described in this Section 3.03, the procedures required thereby shall supersede those prescribed herein.

Section 3.04.    Repayment to the Issuer.  To the extent that the aggregate amount of cash deposited by the Issuer pursuant to Section 3.01, 3.02 or 3.03 exceeds the aggregate Fundamental Change Purchase Price, Repurchase Price or Tax Repurchase Price, as applicable, of the Securities or portions thereof being purchased (including, with respect to the aggregate Fundamental Change Purchase Price or Repurchase Price, the deemed value of any Common Shares delivered as payment thereof, calculated in accordance with Section 3.01(a) or 3.02(a), as applicable), then promptly after the Fundamental Change Purchase Date, Repurchase Date or Tax Repurchase Date, as applicable, the Trustee or a Paying Agent, as the case may be, shall return any such excess cash to the Issuer.

Section 3.05.    Securities Purchased in Part.  Any Security that is to be purchased only in part shall be surrendered at the office of a Paying Agent, and promptly after the Fundamental Change Purchase Date, Repurchase Date or Tax Repurchase Date, as applicable, the Issuer shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without service charge, a new Security or Securities, of such authorized denomination or denominations as may be requested by such Holder (which must be equal to $1,000 principal amount or any integral thereof), in aggregate principal amount equal to, and in exchange for, the portion of the principal amount of the Security so surrendered that is not purchased.

Section 3.06.    Repurchase of Securities by Third Parties.  The Issuer may arrange for a third party to purchase any Securities for which the Issuer has received a valid Fundamental Change Purchase Notice or Repurchase Notice that is not withdrawn, in the manner and otherwise in compliance with the requirements set forth herein. If a third party purchases any Securities under these circumstances, then interest will continue to accrue on those Securities and those Securities will continue to be Outstanding after the Fundamental Change Purchase Date, or Repurchase Date, as applicable. The third party subsequently may resell those purchased Securities to other Holders in accordance with the transfer provisions herein, and those Securities will be fungible with all other Securities then Outstanding.

Section 3.07.    Purchase of Securities in Open Market.  The Issuer may from time to time repurchase the Securities in open market purchases or negotiated transactions at varying prices without prior notice to Holders. Any Security that the Issuer purchases or a third party purchases may, to the extent permitted by applicable law and subject to restrictions contained in the purchase agreement with the Initial Purchasers, be resold or may, at the Issuer’s or such third party’s option, be surrendered to the Trustee for cancellation. Any Securities surrendered for cancellation may not be reissued or resold and will be canceled promptly in accordance with Section 2.11.

ARTICLE 4
CONVERSION

Section 4.01.    Right to Conversion.  Subject to the conditions set forth in this Article 4, a Holder of any Securities not previously redeemed or repurchased shall have the right, at such Holder’s option, to exchange each $1,000 principal amount of Securities, into cash, Common Shares or a combination of cash and Common Shares, at the Issuer’s option, by surrender of such Securities so to be converted in whole or in part, together with any required funds, under the circumstances and in the manner described in this Article 4, (a) at any time on or after December 15, 2027 and prior to the close of business on the second Business Day immediately prior to the Final Maturity Date; and (b) upon occurrence of any of the following events:

(i)    Conversion Upon Satisfaction of Market Price Condition.  During any calendar quarter commencing at any time after June 30, 2008 (and only during such calendar quarter), if the Closing Sale Price of the Common Shares for at least 20 Trading Days in the period of 30 consecutive Trading Days ending on the last Trading Day of the preceding calendar quarter is at least 130% of the Conversion Price in effect on the last day of the preceding calendar quarter.

The Conversion Agent shall, on behalf of the Issuer, determine the Closing Sale Price of the Common Shares on a daily basis during the time period specified in this Section 4.01(b)(i) and whether the Securities shall be convertible as a result of the occurrence of an event specified in this clause (i) and, if the Securities shall be so convertible, the Conversion Agent shall promptly deliver to the Issuer and the Trustee (if the Trustee is not the Conversion Agent) written notice thereof.

(ii)    Conversion Upon Satisfaction of Trading Price Condition.  During the five consecutive Trading Day period following any five consecutive Trading Days in which the average of the Trading Prices per $1,000 principal amount of Securities was less than 98% of the average of the Closing Sale Prices of a Common Share for such period, multiplied by the average of the Applicable Conversion Rate during such five consecutive Trading Day period.

The Trustee shall have no obligation to determine the Trading Price of the Securities unless the Issuer shall have requested such determination, and the Issuer shall have no obligation to make such request unless a Holder provides the Issuer with reasonable evidence that the Trading Price per $1,000 principal amount of Securities would be less than 98% of the Closing Sale Price per Common Share multiplied by the Applicable Conversion Rate, or that no such prices can reasonably be determined, whereupon the Issuer shall instruct the Trustee to determine the Trading Price of the Securities beginning on the next Trading Day and on each successive Trading Day until the Trading Price per $1,000 principal amount of Securities is greater than or equal to 98% of the Closing Sale Price per Common Share multiplied by the Applicable Conversion Rate.  If the Issuer does not request a determination from the Trustee when so required by the Holders, the Trading Price of the Securities shall be deemed to be less than 98% of the Closing Sale Price per Common Share multiplied by the Applicable Conversion Rate on each day that the Issuer fails to do so.

(iii)    Conversion Upon Notice of Redemption.  Such Securities have been called by the Issuer for redemption or have been subject to a Tax Repurchase Offer, in which event a Holder may surrender for conversion any of the Securities called for redemption or which have been subject to a Tax Repurchase Offer at any time prior to the close of business on the second Business Day immediately prior to the Redemption Date or Tax Repurchase Date, as applicable.

(iv)    Conversion Upon Delisting of the Common Shares.  At any time beginning on the first Business Day after the Common Shares shall have ceased to be listed on a U.S. National Securities Exchange or a Recognized Stock Exchange in Canada, or otherwise approved for trading on an over-the-counter trading market in the United States or Canada for a period of 30 consecutive Trading Days.

(v)    Conversion Upon Specified Transactions.  The Issuer elects to:

(1)    distribute to all holders of Common Shares rights, warrants or options entitling them to purchase, for a period of up to 45 days after the issuance thereof, Common Shares at a price per share that is less than the Closing Sale Price per Common Share on the Trading Day immediately preceding the declaration date of such distribution; or

(2)    distribute to all holders of Common Shares the Issuer’s assets, debt securities or rights to purchase securities of the Issuer, which distribution has a per share value exceeding 15% of the Closing Sale Price of the Common Shares on the Trading Day immediately preceding the declaration date of such distribution, in which event, the Issuer must notify the Holders at least 25 scheduled Trading Days prior to the Ex-Dividend date for such distribution, and Holders shall have the right to convert their Securities at any time until the earlier of the close of business on the Business Day immediately preceding the Ex-Dividend Date or an announcement by the Issuer that such distribution will not take place; provided, however, that a Holder may not exercise the right to convert if the Holder may participate, on an as-converted basis, in the distribution without conversion of the Securities.

In addition, if the Issuer undergoes a Fundamental Change or is a party to a consolidation, amalgamation, statutory arrangement, merger or binding share exchange not constituting a Fundamental Change pursuant to which Common Shares would be exchanged for cash, securities or other property (the “Reference Property”), a Holder may convert Securities at any time from and after the date that is 15 Business Days prior to the anticipated effective date of the transaction until 15 Business Days after the actual date of such transaction.  The Issuer shall notify Holders as promptly as practicable following the date the Issuer publicly announces such transaction (but in no event less than 15 days prior to the anticipated effective date of the transaction).  If the Issuer is a party to such a consolidation, amalgamation, statutory arrangement, merger or binding share exchange pursuant to which Common Shares would be exchanged for Reference Property, then at the effective time of the transaction, the Holder’s right to convert the Securities for Common Shares shall be changed into a right to convert the Securities into the kind and amount of Reference Property that the Holder would have received if the Holder had converted its Securities immediately prior to the effective time of the transaction.  If holders of Common Shares have the opportunity to elect the form of consideration to be received in such transaction, the consideration into which the Securities will be convertible after such transaction will be the weighted average of the types and amounts of consideration received by the holders of Common Shares that affirmatively make such election.  However, if at any time prior to March 15, 2013, Holders would otherwise be entitled to receive, upon conversion of the Securities, Ineligible Consideration, Holders will not be entitled to receive the Ineligible Consideration, but the Issuer or its successor or acquirer, as the case may be, will have the right (at the Issuer’s sole option or that of its successor or acquirer, as the case may be) to deliver either Ineligible Consideration or “prescribed securities” for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act with a market value equal to the market value of the Ineligible Consideration, as determined by the Issuer (or successor or acquirer) in good faith, and the conversion rate will be adjusted if so provided pursuant to Section 4.03.

If a Holder converts its Securities pursuant to this Section 4.01(b)(v) and, if such Holder shall be entitled to an adjustment for additional Common Shares as provided by Section 4.03 hereof, the conversion of the Securities shall settle after the effective time of the transaction, notwithstanding Section 4.11 hereof.  If a Holder converts its Securities at any time following the effective time of the transaction, the amount will be paid based on the kind and amount of Reference Property.

A Security in respect of which a Holder has delivered a Fundamental Change Purchase Notice may not be converted.  A Security in respect of which a Holder has delivered a Repurchase Notice exercising such Holder’s right to accept the Issuer’s offer to repurchase such Security pursuant to Section 3.02 hereof, or which is the subject of a Tax Repurchase Offer for which no Refusal Notice has been received by the Issuer, may be converted only if such Repurchase Notice is withdrawn in accordance with Section 3.02(c), or if a Refusal Notice is received by the Issuer, as applicable, prior to 5:00 p.m., New York City time, on the second Business Day immediately prior to the Repurchase Date or Tax Repurchase Date, as applicable.

A Holder of Securities is not entitled to any rights of a holder of Common Shares until such Holder has converted its Securities and received upon conversion thereof Common Shares.

Section 4.02.    Exercise of Conversion Right; No Adjustment for Interest or Dividends.  In order to exercise the conversion right with respect to any Security in certificated form, the Issuer must receive at the office or agency of the Issuer maintained for that purpose or, at the option of such Holder, the Corporate Trust Office, such Security with the original or facsimile of the form entitled “Conversion Notice” on the reverse thereof (the “Conversion Notice”), duly completed and signed manually or by facsimile, together with such Securities duly endorsed for transfer, accompanied by the funds, if any, required by this Section 4.02. Such notice shall also state the name or names (with address or addresses) in which the certificate or certificates for Common Shares that shall be issuable on such conversion shall be issued, and shall be accompanied by transfer or similar taxes to be paid by the Holder, if required pursuant to Section 4.07.

To convert the Securities, a Holder must (a) complete and manually sign the Conversion Notice on the reverse of the Security (or complete and manually sign a facsimile of such notice) and deliver such notice to the Conversion Agent at the office maintained by the Conversion Agent for such purpose, (b) with respect to Securities that are in certificated form, surrender the Securities to the Conversion Agent, (c) furnish appropriate endorsements and transfer documents if required by the Conversion Agent and (d) pay any transfer or similar tax, if required to be paid by the Holder pursuant to Section 4.07. The date on which the Holder satisfies all such requirements shall be deemed to be the date on which the applicable Securities shall have been tendered for conversion (the “Conversion Date”).

Whether the Securities to be converted are held in book-entry or certificated form and are Restricted Securities, the Conversion Notice will require the Holder to certify that it or the Person on whose behalf the Securities are being converted is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act.

Upon surrender of a Security for conversion by a Holder, such Holder shall deliver to the Issuer cash equal to the amount that the Issuer is required to deduct and withhold under applicable law in connection with the conversion; provided, however, if the Holder does not deliver such cash, the Issuer may deduct and withhold from the amount of consideration otherwise deliverable to such Holder the amount required to be deducted and withheld under applicable law (and not otherwise delivered by the Holder in cash).

If the Issuer is required to deliver Common Shares upon settlement in accordance with Sections 4.03 and 4.11, if applicable, not later than the Settlement Date, after satisfaction of the requirements for conversion set forth above, subject to compliance with any restrictions on transfer if Common Shares issuable on conversion are to be issued in a name other than that of the Holder (as if such transfer were a transfer of the Security or Securities (or portion thereof) so converted), and in accordance with the time periods set forth in this Article 4, the Issuer shall deliver to such Holder at the office or agency maintained by the Issuer for such purpose pursuant to Section 2.03 hereof, (i) a certificate or certificates for the number of full Common Shares issuable upon the conversion of such Security or portion thereof as determined by the Issuer in accordance with the provisions of Sections 4.03 and 4.11 and (ii) a check or cash in respect of any fractional interest in respect of a Common Share arising upon such conversion, calculated by the Issuer as provided in Section 4.06.  The cash, and, if applicable, a certificate or certificates for the number of full Common Shares into which the Securities are converted (and cash in lieu of fractional shares) will be delivered to a converting Holder after satisfaction of the requirements for conversion set forth above, in accordance with this Section 4.02 and Sections 4.03 (if applicable) and 4.11.

The Person in whose name any certificate or certificates for Common Shares shall be issuable upon such conversion shall be deemed to have become on said date the holder of record of the shares represented thereby, to the extent permitted by applicable law; provided that any such surrender on any date when the stock transfer books of the Issuer shall be closed shall constitute the Person in whose name the certificates are to be issued as the record holder thereof for all purposes on the next succeeding day on which such stock transfer books are open, but such conversion shall be at the Conversion Rate in effect on the Conversion Date.

Any Security or portion thereof surrendered for conversion during the period from 5:00 p.m., New York City time, on the record date for any interest payment date to 5:00 p.m., New York City time, on the applicable Interest Payment Date shall be accompanied by payment, in immediately available funds or other funds acceptable to the Issuer, of an amount equal to the interest otherwise payable on such Interest Payment Date on the principal amount being converted; provided that no such payment need be made (1) if a Holder converts its Securities in connection with a redemption or Tax Repurchase Offer and the Issuer has specified a Redemption Date or Tax Redemption Date that is after a record date and on or prior to the Business Day immediately succeeding the next Interest Payment Date, or (2) if a Holder converts its Securities in connection with a Fundamental Change and the Issuer has specified a Fundamental Change Purchase Date that is after a record date and on or prior to the corresponding Interest Payment Date.  Except as otherwise provided above in this Section 4.02, no payment or other adjustment shall be made for interest accrued on any Security converted or for dividends on any shares issued upon the conversion of such Security as provided in this Section 4.02.

Upon the conversion of an interest in a Global Security, the Conversion Agent, or the Custodian at the direction of the Conversion Agent, shall make a notation on such Global Security as to the reduction in the principal amount represented thereby. The Issuer shall notify the Trustee in writing of any conversions of Securities effected through any Conversion Agent other than the Trustee.

Upon the conversion of a Security, a Holder will not receive any cash payment of interest (unless such conversion occurs between a Regular Record Date and the Interest Payment Date to which it relates as described above) and the Issuer will not adjust the Conversion Rate to account for accrued and unpaid interest. The Issuer’s delivery to the Holder of cash or Common Shares will be deemed to satisfy the Issuer’s obligation with respect to such Security. Accordingly, the accrued but unpaid interest attributable to the period from the Issue Date of the Security to the Conversion Date, with respect to the converted Security, shall not be deemed canceled, extinguished or forfeited, but rather shall be deemed to be paid in full to the Holder thereof through delivery of cash or Common Shares (together with the cash payment, if any in lieu of fractional shares) in exchange for the Security being converted pursuant to the provisions hereof.

In case any Security of a denomination greater than $1,000 shall be surrendered for partial conversion, and subject to Section 2.02 hereof, the Issuer shall execute and the Trustee shall authenticate and deliver to the Holder of the Security so surrendered, without charge to the Holder, a new Security or Securities in authorized denominations in an aggregate principal amount equal to the unconverted portion of the surrendered Security.

Section 4.03.    Conversion Rate Adjustment After Certain Fundamental Change.

(a)    Subject to the provisions hereof, if a Holder elects to convert its Securities following the consummation of any Fundamental Change described in clauses (1) or (2) of the definition of Fundamental Change on or prior to March 20, 2013 (the “Additional Shares Fundamental Change”) and a Holder elects to convert Securities in connection with such transaction pursuant to Section 4.01(b)(v), the Issuer will increase the Applicable Conversion Rate for the Securities surrendered for conversion by a number of additional Common Shares described below (the “Fundamental Change Event Shares”).  A conversion of Securities will be deemed for these purposes to be “in connection with” such Additional Shares Fundamental Change if the notice of conversion of the Securities is received by the Conversion Agent on or after the date which is 15 days prior to the anticipated effective date of the Additional Shares Fundamental Change and, on or prior to the date that is the fifteenth Business Day following the effective date of the Additional Shares Fundamental Change.

(b)    The number of Fundamental Change Event Shares shall be determined by reference to the table in paragraph (e) below and shall be based on the date on which the Additional Shares Fundamental Change becomes effective (the “Effective Date”) and the price (the “Share Price”) paid per Common Share in such transaction. If the holders of Common Shares receive only cash in the relevant Additional Shares Fundamental Change transaction, the Share Price will equal the cash amount paid per Common Share.  In all other cases, the Share Price will equal the average of the Closing Sale Prices of the Common Shares on the ten consecutive Trading Days up to but excluding the Effective Date.

(c)    Notwithstanding anything herein to the contrary, in no event shall the total number of Common Shares issuable upon conversion exceed 49.1642 per $1,000 principal amount of Securities, subject to adjustment in the same manner as the Conversion Rate as set forth in Section 4.04 hereof.

(d)    The Share Prices set forth in the first row of the table below shall be adjusted as of any date on which the Conversion Rate of the Securities is adjusted pursuant to Section 4.04. The adjusted Share Prices will equal the Share Prices applicable immediately prior to such adjustment, multiplied by a fraction, (i) the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the Share Price adjustment and (ii) the denominator of which is the Conversion Rate as so adjusted.  In addition, the number of additional Common Shares will be subject to adjustment in the same manner as the Conversion Rate set forth under Section 4.04 hereof.

(e)    Subject to paragraph (c) of this Section 4.03, the following table sets forth the Share Price and number of Fundamental Change Event Shares issuable per $1,000 principal amount of Securities:

	Common Share Price
Effective Date	$20.34	$21.00	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00
January 29, 2008	14.0469	13.1667	9.1300	6.1084	4.2962	3.1495	1.8654	1.2155	0.8439	0.6110
March 20, 2009	14.0469	13.2836	8.9663	5.7926	3.9439	2.8069	1.5907	1.0103	0.6920	0.5079
March 20, 2010	14.0469	13.1972	8.5684	5.2538	3.3945	2.3070	1.2200	0.7471	0.5076	0.3759
March 20, 2011	14.0469	12.8825	7.8727	4.4200	2.6108	1.6352	0.7742	0.4515	0.3256	0.2472
March 20, 2012	14.0469	12.3413	6.7108	3.0954	1.4726	0.7663	0.3124	0.2049	0.1559	0.1243
March 20, 2013	14.0469	12.5018	4.8827	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact Share Price and Effective Dates may not be set forth in the table, in which case:

(1)    if the Share Price is between two Share Price amounts in the table or the Effective Date is between two Effective Dates in the table, the number of Fundamental Change Event Shares will be determined by a straight-line interpolation between the number of Fundamental Change Event Shares set forth for the higher and lower Share Prices and the earlier and later Effective Dates, as applicable, based on a 365-day year;

(2)    if the Share Price is in excess of $80.00 per Common Share, subject to adjustment (the “Make Whole Cap”), no Fundamental Change Event Shares will be issued upon conversion; and

(3)    if the Share Price is less than $20.34 per Common Share, subject to adjustment (the “Make Whole Floor”), no Fundamental Change Event Shares will be issued upon conversion.

The Make Whole Cap and Make Whole Floor shall be adjusted as of any date on which the Conversion Rate of the Securities is adjusted pursuant to Section 4.04 hereof.

Section 4.04.    Adjustment of Conversion Rate.  The Conversion Rate shall be adjusted from time to time by the Issuer as follows:

(a)    If the Issuer issues Common Shares as a dividend or distribution on the Common Shares to all holders of Common Shares, or if the Issuer effects a share split or share combination, the Conversion Rate will be adjusted based on the following formula:

CR1 = CR0× OS1/OS0

where

CR0 = the Conversion Rate in effect immediately prior to the Ex-Dividend Date for such dividend or distribution or the effective date of such share split or share combination, as applicable;

CR1 = the Conversion Rate in effect on and after the Ex-Dividend Date for such dividend or distribution or the effective date of such share split or share combination, as applicable;

OS0 = the number of Common Shares outstanding on the Ex-Dividend Date for such dividend or distribution, or the effective date of such share split or share combination, as applicable; and

OS1 = the number of Common Shares outstanding on the Ex-Dividend Date for such dividend or distribution or the effective date of such share split or share combination, as applicable, as if such dividend, distribution, split or combination occurred at that time.

If any dividend or distribution described in this paragraph (a) is declared but not so paid or made, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(b)    If the Issuer issues to all holders of Common Shares any rights, warrants, options or other securities entitling them for a period of not more than 45 days after the date of issuance thereof to subscribe for or purchase Common Shares or securities convertible into Common Shares within 45 days after the issuance thereof, in either case at an exercise price per Common Share or a conversion price per share less than the Closing Sale Price of Common Shares on the Business Day immediately preceding the time of announcement of such issuance, the Conversion Rate will be adjusted based on the following formula (provided that the Conversion Rate will be readjusted to the extent that such rights, warrants, options, or other securities or convertible securities are not exercised or converted prior to the expiration of the exercisability or convertibility thereof):

CR1 = CR0× (OS0 + X)/(OS0 + Y)

where

CR0 = the Conversion Rate in effect immediately prior to the Ex-Dividend Date for such issuance;

CR1 = the Conversion Rate in effect on and after the Ex-Dividend Date for such issuance;

OS0 = the number of Common Shares outstanding immediately prior to the Ex-Dividend Date for such issuance;

X = the number of Common Shares issuable pursuant to such rights, warrants, options, other securities or convertible securities; and

Y = the number of Common Shares equal to the quotient of (A) the aggregate price payable to exercise such rights, warrants, options, other securities or convertible securities and (B) the average of the Closing Sale Prices of the Common Shares for the ten consecutive Trading Days prior to the Business Day immediately preceding the date of announcement for the issuance of such rights, warrants, options, other securities or convertible securities.

For purposes of this paragraph (b), in determining whether any rights, warrants, options, other securities or convertible securities entitle the Holders to subscribe for or purchase or exercise a conversion right for Common Shares at less than the average Closing Sale Price of the Common Shares, and in determining the aggregate exercise or conversion price payable for such Common Shares, there shall be taken into account any consideration received by the Issuer for such rights, warrants, options, other securities or convertible securities and any amount payable on exercise or conversion thereof, with the value of such consideration, if other than cash, to be determined by the Board of Directors.

(c)    If the Issuer distributes shares of Capital Stock, evidences of indebtedness or other assets or property of the Issuer to all holders of Common Shares, excluding:

(1)    dividends, distributions, rights, warrants, options, other securities or convertible securities referred to in paragraph (a) or (b) above;

(2)    dividends or distributions paid exclusively in cash; and

(3)    Spin-Offs, as described below in this paragraph (c),

then the Conversion Rate will be adjusted based on the following formula:

CR1 = CR0× SP0/(SP0– FMV)

where

CR0 = the Conversion Rate in effect immediately prior to the Ex-Dividend Date for such distribution;

CR1 = the Conversion Rate in effect on and after the Ex-Dividend Date for such distribution;

SP0 = the average of the Closing Sale Prices of the Common Shares for the ten consecutive Trading Days prior to the Business Day immediately preceding  the Ex-Dividend Date for such distribution; and

FMV = the fair market value (as determined in good faith by the Board of Directors) of the shares of Capital Stock, evidences of indebtedness, assets or property distributed with respect to each outstanding Common Share on the Ex-Dividend Date for such distribution;

With respect to an adjustment pursuant to this paragraph (c), where there has been a payment of a dividend or other distribution on Common Shares or share capital of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit of the Issuer (a “Spin-Off”), the Conversion Rate in effect immediately before the close of business on the record date fixed for determination of holders of Common Shares entitled to receive the distribution will be adjusted based on the following formula:

CR1 = CR0× (FMV0 + MP0)/MP0

where

CR0 = the Conversion Rate in effect immediately prior to the effective date of the Spin-Off;

CR1 = the Conversion Rate in effect on and after the effective date of the Spin-Off;

FMV0 = the average of the Closing Sale Prices of the Capital Stock or similar equity interest distributed to holders of Common Shares applicable to one Common Share over the first ten consecutive Trading Days after the effective date of the Spin-Off; and

MP0 = the average of the Closing Sale Prices of the Common Shares over the first ten consecutive Trading Days after the effective date of the Spin-Off.

If any such dividend or distribution described in this paragraph (c) is declared but not paid or made, the Conversion Rate shall be readjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(d)    If following the date of original issuance of the Securities, the Issuer makes any cash dividend or distribution to all holders of Common Shares, the Conversion Rate will be adjusted based on the following formula:

CR1 = CR0× SP0 /(SP0– C)

where

CR0 = the Conversion Rate in effect immediately prior to the Ex-Dividend Date for such distribution;

CR1 = the Conversion Rate in effect on and after the Ex-Dividend Date for such distribution;

SP0 = the average of the Closing Sale Prices of the Common Shares over the period of the ten consecutive Trading Days ending on the Business Day immediately preceding the Ex-Dividend Date for such distribution; and

C = the amount in cash per share that the Issuer distributes to holders of Common Shares.

If any dividend or distribution described in this paragraph (d) is declared but not so paid or made, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(e)    If the Issuer or any of its subsidiaries makes a payment in respect of a tender offer or exchange offer for Common Shares to the extent that the cash and value of any other consideration included in the payment per Common Share exceeds the Closing Sale Price of a Common Share on the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender offer or exchange offer (the “Expiration Time”), the Conversion Rate will be adjusted based on the following formula:

CR1 = CR0× (AC + (SPI× OS1))/(SP1× OS0)

where

CR0 = the Conversion Rate in effect on the date such tender offer or exchange offer expires;

CR1 = the Conversion Rate in effect on the day next succeeding the date such tender offer or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by the Board of Directors) paid or payable for the Common Shares purchased in such tender or exchange offer;

OS0 = the number of Common Shares outstanding immediately prior to the date such tender offer or exchange offer expires;

OS1 = the number of Common Shares outstanding immediately after such tender or exchange offer expires (after giving effect to the purchase or exchange of Common Shares pursuant to such tender offer or exchange offer); and

SP1 = the average of the Closing Sale Price of the Common Shares for the 10 consecutive Trading Days commencing on the Trading Day next succeeding the date such tender offer or exchange offer expires.

If the application of the foregoing formula would result in a decrease in the Conversion Rate, no adjustment to the Conversion Rate will be made.

If the Issuer or one of its Subsidiaries is obligated to purchase Common Shares pursuant to any such tender offer or exchange offer, but it or such Subsidiary is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Rate shall be readjusted to be the Conversion Rate that would be in effect if such tender offer or exchange offer had not been made.

(f)    Notwithstanding the foregoing, in no event shall the adjustments arising under this Section 4.04 cause the Conversion Rate to exceed 49.1642, subject to the adjustments in clauses (a), (b) and (c) of this Section 4.04.

(g)    The Issuer shall provide that, pursuant to the Issuer’s shareholder rights plan, Holders of Securities will receive, upon conversion of their Securities for Common Shares, in addition to Common Shares, rights under such shareholder rights plan unless, prior to conversion, the rights have expired, terminated or been redeemed or unless the rights have separated from the Common Shares.  If the rights provided for in the shareholder rights plan adopted by the Issuer have separated from the Common Shares in accordance with the provisions of the shareholder rights agreement so that Holders of Securities would not be entitled to receive any rights in respect of Common Shares issuable upon conversion of the Securities, the Conversion Rate will be adjusted at the time of separation as if the Issuer had distributed, to all holders of Common Shares, shares of capital stock, evidences of indebtedness or other assets or property pursuant to Section 4.04(c) hereof, subject to readjustment upon the subsequent expiration, termination or redemption of the rights.  In lieu of any such adjustment, the Issuer may take such steps (if any) that may be necessary so that, upon conversion of Securities, the Holders will receive, in addition to Common Shares issuable upon such conversion, the rights which would have attached to such Common Shares if the rights had not become separated from the Common Shares under its shareholders rights plan.  To the extent that the Issuer adopts any future shareholder rights agreement, upon conversion of Securities into Common Shares, a Holder shall receive, in addition to Common Shares, the rights under the future shareholder rights agreement whether or not the rights have separated from the Common Shares at the time of conversion and no adjustment will be made in accordance with Section 4.04(c) hereof or otherwise.

(h)    In addition to the adjustments pursuant to paragraphs (a) through (g) above, the Issuer may increase the Conversion Rate in order to avoid or diminish any income tax to holders of the capital stock of the Issuer resulting from any dividend or distribution of capital stock (or rights to acquire Common Shares) or from any event treated as such for income tax purposes. The Issuer may also, from time to time, to the extent permitted by applicable law increase the Conversion Rate by any amount for any period if the Issuer has determined that such increase would be in the best interests of the Issuer.  If the Issuer makes such determination, it will be conclusive and the Issuer shall mail to Holders a notice of the increased Conversion Rate at least 15 days prior to the date the increased Conversion Rate takes effect in accordance with applicable law and such notice shall state the increased Conversion Rate and the period during which it will be in effect.

The Issuer shall not make any adjustment to the Conversion Rate if Holders are permitted to participate, on an as-converted basis, in the transactions in this Section 4.04.

(i)    Notwithstanding anything to the contrary contained herein, the applicable Conversion Price and Conversion Rate will not be adjusted upon certain events, including but not limited to:

(1)    the issuance of any Common Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on securities of the Issuer and the investment of additional optional amounts in Common Shares under any plan;

(2)    the issuance of any Common Shares or options or rights to purchase those shares pursuant to any present or future employee, director, trustee or consultant benefit plan, employee agreement or arrangement or program of the Issuer;

(3)    the issuance of any Common Shares pursuant to any option, warrant, right, or exercisable or convertible security outstanding as of the date the Securities were first issued;

(4)    accumulated and unpaid dividends or distributions; and

(5)    a tender offer solely to holders of less than 100 Common Shares.

(j)    No adjustment in the applicable Conversion Rate will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable Conversion Rate.  If the adjustment is not made because the adjustment does not change the Conversion Rate by at least 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment. All required calculations will be made to the nearest cent or 1/1000th of a share, as the case may be. Notwithstanding the foregoing, upon conversion of the Securities, upon required repurchases of the Securities in connection with a Fundamental Change pursuant to Section 3.01, upon redemption of the Securities pursuant to Section 11.01, upon any repurchase for taxation reasons and five Business Days prior to the Final Maturity Date, all adjustments not previously made shall be made.  Except as specifically described above, the applicable Conversion Rate shall not be subject to adjustment in the case of the issuance of any Common Shares or the Issuer’s preferred shares, or securities exchangeable for or convertible into common stock or the Issuer’s preferred shares.

(k)    Whenever the Conversion Rate is adjusted as herein provided, the Issuer shall as promptly as reasonably practicable file with the Trustee and any Conversion Agent other than the Trustee an Officer’s Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment. Promptly after delivery of such certificate, the Issuer shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Rate to the Holders within 20 Business Days of the Effective Date of such adjustment. Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

(l)    For purposes of this Section 4.04, the number of Common Shares at any time outstanding shall not include shares held in the treasury of the Issuer but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of Common Shares.

(m)    For purposes of this Section 4.04, “record date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of Common Shares have the right to receive any cash, securities or other property or into which the Common Shares (or other applicable security) is exchanged or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, security or other property (whether or not such date is fixed by the Board of Directors or by statute, contract or otherwise).

Section 4.05.    Conversion Rate.  The initial Conversion Rate for the Securities is 35.1173 Common Shares per each $1,000 principal amount of the Securities, subject to adjustment as provided in Sections 4.03 and 4.04 (herein called the “Conversion Rate”).

Section 4.06.    Cash Payments in Lieu of Fractional Shares.  No fractional Common Shares or scrip certificates representing fractional shares shall be issued upon conversion of Securities. If more than one Security shall be surrendered for conversion at one time by the same Holder, the number of full Common Shares that shall be issuable upon conversion shall be computed on the basis of the aggregate principal amount of the Securities (or specified portions thereof to the extent permitted hereby) so surrendered. If any fractional Common Share would be issuable upon the conversion of any Security or Securities, the Issuer shall make an adjustment and payment therefor in cash to the Holder of Securities at a price equal to the Closing Sale Price of the Common Shares on the last day of the Applicable Conversion Measurement Period (or, in the case of Share Settlement pursuant to Section 4.11(a) only, on the Conversion Date).

Section 4.07.    Taxes on Shares Issued; Withholding Taxes.

(a)    If a Holder converts Securities, the Issuer will pay any documentary, stamp or similar issue or transfer tax due on the delivery of Common Shares upon the conversion, if any, unless the tax is due because the Holder requests the shares to be delivered to a person other than the Holder, in which case the Holder will pay the tax.  Common Shares shall not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid.

(b)    All payments made by the Issuer on the Securities, including on conversion, will be made free and clear of and without any deduction or withholding for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charges (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Canadian Taxes”), unless the Issuer is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant governmental authority or agency.  If the Issuer is required to withhold or deduct any amount for or on account of Canadian Taxes from any payments made with respect to any Securities, including payments of principal, redemption price, interest or upon conversion, the Issuer will pay (together with such payments) as additional interest such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by the Holders or the Paying Agent, as the case may be, after such withholding or deduction (including any deduction or withholding from Additional Amounts), will not be less than the amounts which would have been received in respect of such payments on any such Securities in the absence of such withholding or deduction and similar payments (the term “Additional Amounts” shall also include such similar payments) will also be made by the Issuer to Holders that are not subject to withholding or deduction but are required to pay tax directly on amounts otherwise subject to withholding or deduction; provided, however, that no such Additional Amounts will be payable for or on account of:

(1)    any Canadian Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over the relevant Holder, if the relevant Holder is an estate, nominee, trust, partnership, limited liability company or corporation) and the taxing jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the taxing jurisdiction) but excluding, in each case, any connection arising solely from the acquisition, ownership or holding of such Securities or the enforcement of any rights in respect of such Securities or the receipt of any payment in respect thereof;

(2)    any Holder with which the Issuer does not deal at arm’s length (within the meaning of the Tax Act) at the time of making a payment under or with respect to the Securities;

(3)    any tax imposed or withheld by reason of the failure by the Holder to comply with a written request to provide certification, information, documents or other evidence concerning the nationality, residence or identity of the Holder or to make any declaration or similar claim or satisfy any other reporting requirement relating to such matters, which is required by law, regulation or administrative practice or applicable treaty as a precondition to exemption from or a reduction in the rate of deduction or withholding of all or part of such Canadian Taxes charge;

(4)    tax that is payable otherwise than by deduction or withholding from a payment of the principal of, premium or interest on or, upon conversion of the Securities (except as expressly provided above);

(5)    any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or other governmental charge;

(6)    except in case of the Issuer’s liquidation, dissolution or winding-up, any tax imposed in connection with any Securities presented for payment (where presentation is permitted or required for payment) by or on behalf of a Holder who would have been able to avoid such tax by presenting the relevant Securities to, or otherwise accepting payment from, another Paying Agent that the Issuer has appointed; or

(7)    any combination of the above.

Such Additional Amounts will also not be payable (x) if the payment could have been made without such deduction or withholding if the beneficiary of the payment had presented the Securities for payment (where presentation is permitted or required for payment) within 15 days after the relevant payment was first made available for payment to the Holder or (y) where, had the beneficial owner of the Securities been the Holder, such beneficial owner would not have been entitled to payment of Additional Amounts by reason of any of clauses (1) to (6) inclusive above.

(c)    The provisions of this Section 4.07 shall be subject to Section 3.03 hereof.

Section 4.08.    Availability of Shares, Shares to be Fully Paid; Compliance with Governmental Requirements; Listing of Common Shares.  The Issuer shall keep available, free from preemptive rights, sufficient Common Shares to provide for the conversion of the Securities as required by this Indenture from time to time as such Securities are presented for conversion.

The Issuer covenants that all Common Shares issued upon conversion of Securities will upon issue be fully paid and non-assessable by the Issuer and free from all taxes, liens and charges with respect to the issue thereof, provided that, if certain of the possible adjustments to the conversion price are made, a U.S. Holder may be deemed to have a received a distribution from the Issuer even though such Holder has not received any cash or property as a result of such adjustments.

The Issuer covenants that, if any Common Shares to be provided for the purpose of conversion of Securities hereunder require registration with or approval of any governmental authority under any federal or state law before such shares may be validly issued upon conversion, the Issuer shall, as expeditiously as practicable, secure such registration or approval, as the case may be; provided, however, that Common Shares provided for conversion hereunder need not be registered under the U.S. Federal securities laws or qualified for distribution under applicable Canadian securities laws, and each recipient of such Common Shares shall have the rights set forth in the Registration Rights Agreement.

Section 4.09.    Responsibility of Trustee.  The Trustee and any other Conversion Agent shall not at any time be under any duty or responsibility to any Holder to determine the Conversion Rate or whether any facts exist which may require any adjustment of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same. The Trustee and any other Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares, or of any capital stock, other securities or other assets or property, which may at any time be issued or delivered upon the conversion of any Security; and the Trustee and any other Conversion Agent make no representations with respect thereto. Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Issuer to issue, transfer or deliver any Common Shares or stock certificates or other securities or property or cash upon the surrender of any Security for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Issuer contained in this Article 4. Without limiting the generality of the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 4.03 relating either to the kind or amount of shares of capital stock or other securities or other assets or property (including cash) receivable by Holders upon the conversion of their Securities after any event referred to in such Section 4.03 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 8.01(f), may accept as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officer’s Certificate (which the Issuer shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto. The Trustee shall not at any time be under any duty or responsibility to any holder of Securities to determine the accuracy of the method employed in calculating the Trading Price or whether any facts exist which may require any adjustment of the Trading Price.

Section 4.10.    Notice to Holders Prior to Certain Actions.  In case:

(a)    the Issuer shall declare a dividend (or any other distribution) on the Common Shares that would require an adjustment in the Conversion Rate pursuant to Section 4.04; or

(b)    the Issuer shall authorize the granting to the holders of all or substantially all of the Common Shares of rights or warrants to subscribe for or purchase any share of any class or any other rights or warrants; or

(c)    of any reclassification or reorganization of the Common Shares (other than a subdivision or combination of its outstanding Common Shares, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation, combination, merger or share exchange to which the Issuer is a party and for which approval of any shareholders of the Issuer is required, or of the sale or transfer of all or substantially all of the assets of the Issuer; or

(d)    of the voluntary or involuntary dissolution, liquidation or winding up of the Issuer,

the Issuer shall cause to be filed with the Trustee a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Shares of record to be entitled to such dividend, distribution or rights are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective or occur, and the date as of which it is expected that holders of Common Shares of record shall be entitled to convert their Common Shares to securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such dividend, distribution, reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

Section 4.11.    Settlement upon Conversion.  (a)  Upon conversion of any Securities, the Issuer shall satisfy its obligation upon conversion (the “Conversion Obligation”) by payment and delivery of Common Shares or, at the Issuer’s option, cash, Common Shares or a combination of cash and Common Shares for each $1,000 aggregate principal amount of Securities tendered for conversion in accordance with their terms, as follows:

(1)    Share Settlement.  If the Issuer elects to satisfy the entire Conversion Obligation in Common Shares (“Share Settlement”), then the Issuer shall deliver, on the third Trading Day following the Conversion Date, a number of Common Shares equal to the Applicable Conversion Rate.

(2)    Cash Settlement.  If the Issuer elects to satisfy the entire Conversion Obligation in cash (“Cash Settlement”), then the Issuer shall deliver on or prior to the Settlement Date, for each Trading Day in the Applicable Conversion Measurement Period, cash in an amount equal to the Daily Conversion Value.

(3)    Combined Settlement.  If the Issuer elects to satisfy a portion of the Conversion Obligation in cash (expressed either as a dollar amount or as a percentage of the Daily Conversion Value, the “Partial Cash Amount”) and a portion in Common Shares (“Combined Settlement”), then the Issuer shall deliver on or prior to the Settlement Date, for each Trading Day in the Applicable Conversion Measurement Period, (A) such Partial Cash Amount divided by 20 or, if expressed as a percentage of the Conversion Obligation, such Partial Cash Amount will be calculated as a percentage of the Daily Conversion Value (the “Daily Partial Cash Amount”)  plus (B) a number of Common Shares equal to (x) the Daily Conversion Value minus such Daily Partial Cash Amount divided by (y) the Daily VWAP of the Common Shares for such day.

(b)    The Issuer will deliver cash in lieu of any fractional Common Shares issuable in connection with the payment of the Common Shares based upon the Closing Sale Price of the Common Shares on the last day of the Applicable Conversion Measurement Period (or, in the case that the Issuer elects Share Settlement in accordance with clause (1) of Section 4.11(a), on the Conversion Date).

(c)    The Issuer will initially elect Share Settlement as its default election.  If the Issuer does not notify a Holder converting its Securities prior to the third Trading Day following the applicable Conversion Date that the Issuer is electing Cash Settlement or Combined Settlement, the Issuer will satisfy its Conversion Obligation by Share Settlement.  If the Issuer notifies the Holder that the Issuer is electing Cash Settlement or Combined Settlement, the Holder may revoke its Conversion Notice within three Trading Days following notice of election.  The Issuer may change its default election at any time by (i) issuing a press release and posting such release on its website or otherwise publicly disclosing such information and (ii) providing written notice to the Trustee.  If the Issuer changes its default election, then the provisions set forth in the second and third sentences of this subsection (c) shall apply as modified to account for the new default election.

Section 4.12.    Calculation in Respect of Securities.  Except as otherwise specifically stated herein or in the Securities, all calculations to be made in respect of the Securities shall be the obligation of the Issuer. All calculations made by the Issuer or its agent as contemplated pursuant to the terms hereof and of the Securities shall be made in good faith and be final and binding on the Securities and the Holders absent manifest error. The Issuer shall provide a schedule of calculations to the Trustee, and the Trustee shall be entitled to rely upon the accuracy of the calculations by the Issuer without independent verification. The Trustee shall forward calculations made by the Issuer to any Holder of Securities upon request.

ARTICLE 5
COVENANTS

Section 5.01.    Payment of Securities.

(a)    The Issuer shall promptly make all payments in respect of the Securities on the dates and in the manner provided in the Securities and this Indenture.  Any payment hereunder shall be considered paid on the applicable date due if on such date the Trustee or the Paying Agent holds, in accordance with this Indenture, money sufficient to pay all such amounts then due.  Subject to Section 4.02, accrued and unpaid interest on any Security that is payable, and is punctually paid or duly provided for, on any Interest Payment Date shall be paid to the Person in whose name that Security is registered at the close of business (New York City time) on the Regular Record Date for such interest at the office or agency of the Issuer maintained for such purpose.  The Issuer shall, to the fullest extent permitted by law, pay interest in immediately available funds on overdue principal amount and interest at the annual rate borne by the Securities compounded semiannually, which interest shall accrue from the date such overdue amount was originally due to the date payment of such amount, including interest thereon, has been made or duly provided for.  All such overdue interest shall be payable on demand.  The Issuer shall notify the Trustee and Paying Agent in writing should it become liable to pay Additional Interest.

(b)    Payment of the principal of and interest (including Additional Interest), if any, on the Securities shall be made at the office or agency of the Issuer maintained for that purpose or at the Corporate Trust Office of the Trustee in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Trustee on behalf of the Issuer payment of interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Register; providedfurther that a Holder with an aggregate principal amount in excess of $5,000,000 will be paid by wire transfer in immediately available funds at the election of such Holder if such Holder has provided wire transfer instructions to the Trustee at least 10 Business Days prior to the payment date.  Any wire transfer instructions received by the Trustee will remain in effect until revoked in writing by the Holder.

(c)    Subject to Section 4.07, the Issuer shall comply with any requirement to withhold any taxes with respect to (i) payments made pursuant to the terms of this Indenture (including without limitation, interest), (ii) redemption payments, (iii) any conversion of the Securities and (iv) any deemed payment or distribution made with respect to the Securities as a result of an adjustment to the Conversion Rate.  Subject to Section 4.07, to the extent the Issuer determines in its sole discretion that the Issuer is required to withhold any taxes with respect to a deemed payment or distribution with respect to a Security on account of an adjustment to the Conversion Rate, the Issuer shall withhold such amount from payments otherwise due hereunder to the Holder of such Security and report such withholding to the Holders affected if and as required by law.  Any amount withheld by the Issuer pursuant to this Section 5.01(c) with respect to a Security shall be treated for all purposes of this Indenture as if it had been paid directly to the holder of such Security.

Section 5.02.    Money for Securities Payments to be Held in Trust.

If the Issuer or its Affiliate shall at any time act as its own Paying Agent with respect to the Securities, it will, on or before the applicable due date, deposit in a separate trust fund a sum sufficient to pay the principal and any interest so becoming due until such sums shall be paid or otherwise disposed of as herein provided and will promptly notify the Trustee of its action or failure to so act.

(a)    Whenever the Issuer shall have one or more Paying Agents for any series of Securities, it will, prior to each due date of the principal of or any interest on any Securities of that series, deposit with a Paying Agent a sum sufficient to pay such amount and (unless such Paying Agent is the Trustee) the Issuer will promptly notify the Trustee of its action or failure to act.

(b)    The Issuer will cause each Paying Agent for any series of Securities other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provision of this Section, that such Paying Agent will, during the continuance of any default by the Issuer (or any other obligor upon the Securities of that series) in the making of any payment in respect of the Securities of that series, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent for payment in respect of the Securities of that series.

(c)    The Issuer may, at any time, for the purpose of obtaining the satisfaction an discharge of this Indenture or for any other purpose, pay, or by an Issuer Order, direct any Paying Agent to pay, to the Trustee all sums held in trust by the Issuer, as the case may be, or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Issuer or such Paying Agent; and upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Section 5.03.    Reports.

(a)    So long as any Securities are outstanding, the Issuer shall furnish to the Trustee a copy of any filings it makes with the SEC for public availability within a reasonable time following such filing.  The Issuer shall only be required to comply with TIA § 314(a) if, and to the extent that, such compliance is otherwise required by law.

(b)    If, at any time before January 30, 2009, any Securities are Outstanding and the Issuer is not subject to Section 13(a) or 15(d) of the Exchange Act, the Issuer shall furnish to the Holders and prospective purchasers thereof, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(c)    Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).  The Trustee shall have no obligation to monitor the Issuer’s SEC filings to determine compliance with this Section 5.03.

Section 5.04.    Compliance Certificates.  The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Issuer (beginning with the fiscal year ending on December 31, 2008), an Officer’s Certificate as to the signer’s knowledge of the Issuer’s compliance with all terms, conditions and covenants on its part contained in this Indenture and stating whether or not the signer knows of any Default or Event of Default.  If such signer knows of such a Default or Event of Default, the Officer’s Certificate shall describe the Default or Event of Default and the efforts to remedy the same.  For the purposes of this Section 5.03, compliance shall be determined without regard to any grace period or requirement of notice provided pursuant to the terms of this Indenture.

Section 5.05.    Further Instruments and Acts.  Upon request of the Trustee, the Issuer will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

Section 5.06.    Maintenance of Existence as a Corporation.  Subject to Article 6, the Issuer will do or cause to be done all things necessary to preserve and keep in full force and effect its existence as a corporation.

Section 5.07.    Stay, Extension and Usury Laws.  The Issuer covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law or other law which would prohibit or forgive the Issuer from paying all or any portion of the principal of or accrued but unpaid interest, if any, on the Securities as contemplated herein, wherever enacted, now or at any time hereafter in force, or which may affect the covenants or the performance of this Indenture, and the Issuer (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

Section 5.08.    Maintenance of Office or Agency.

The Issuer will maintain an office or agency of the Trustee, Registrar and Paying Agent where securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer, purchase or redemption and where notices and demands to or upon the Issuer in respect of the Securities and this Indenture may be served.  The Corporate Trust Office shall initially be one such office or agency for all of the aforesaid purposes. The Issuer shall give prompt written notice to the Trustee of the location, and of any change in the location, of any such office or agency (other than a change in the location of the office of the Trustee).  If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 12.01.  The Issuer may also from time to time designate one or more other offices or agencies where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain an office or agency.

ARTICLE 6
CONSOLIDATION; MERGER; CONVEYANCE; TRANSFER OR LEASE

Section 6.01.    Issuer May Consolidate, Etc., Only on Certain Terms.  The Issuer shall not (a) consolidate or amalgamate with or merge with or into or enter into any statutory arrangement with any other Person or directly or indirectly sell, convey, lease or transfer its properties and assets substantially as an entirety to any other Person in any one transaction or series of related transactions, or (b) permit any Person to consolidate with or merge into the Issuer, unless:

(1)    in the case of a merger, amalgamation, consolidation or statutory arrangement, the Issuer is the surviving person or if the Issuer is not the surviving person, the surviving person formed by such amalgamation, merger, consolidation or into which the Issuer is merged or with which the Issuer enters into a statutory arrangement or the person to which the Issuer’s properties and assets are so transferred shall be an entity organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, or Canada or any province or territory thereof, and shall execute and deliver to the Trustee a supplemental indenture expressly assuming, in the case of a transaction involving the Issuer, the payment when due of the principal of and interest on the Securities and the performance of the Issuer’s other covenants under this Indenture; and

(2)    in either case, immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

In the event that the Issuer is not the continuing entity, then, for purposes of above, the references to the Issuer shall be deemed to refer to the successor entity.

Section 6.02.    Successor Substituted.  Upon any consolidation, amalgamation of the Issuer with, or merger of the Issuer into or entry into a statutory arrangement, any other Person or any sale, conveyance, lease or transfer of the Issuer’s properties and assets substantially as an entirety to any other Person, in each case in accordance with Section 6.01, the successor Person formed by such consolidation, amalgamation or into which the Issuer is merged or with which the Issuer enters into a statutory arrangement or to which such sale, conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under this Indenture with the same effect as if such successor Person had been named as the Issuer herein, and thereafter, except for obligations the predecessor Person may have under a supplemental indenture, the predecessor Person shall be relieved of all obligations and covenants under this Indenture and the Securities.

ARTICLE 7
DEFAULT AND REMEDIES

Section 7.01.    Events of Default.  “Event of Default,” wherever used herein with respect to the Securities, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule, regulation of any administrative or governmental body):

(1)    default by the Issuer in the payment of any interest (including Additional Amounts and Additional Interest, if any) upon any Security when it becomes due and payable, and continuance of such default for a period of 30 days; or

(2)    default by the Issuer in the payment of principal of any Securities on the due date; or

(3)    default by the Issuer in the performance, or breach, of any covenant of the Issuer in this Indenture for the benefit of the Securities and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to the Issuer by the Trustee or to the Issuer and the Trustee of at least 25% in principal amount of the Securities a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(4)    failure by the Issuer to deliver the amount due upon a conversion of Securities, which failure continues for 10 days; or

(5)    default by the Issuer under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Issuer having an aggregate principal amount outstanding of at least $25,000,000, or under any mortgage, indenture or instrument (including this Indenture) under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Issuer having an aggregate principal amount outstanding of at least $25,000,000, whether such indebtedness now exists or shall hereafter be created, which default (A) shall constitute a failure to pay any portion of the principal of such indebtedness when due and payable after the expiration of any applicable grace period with respect thereto or (B) shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without, in the case of Clause (A), such indebtedness having been discharged or without, in the case of Clause (B), such indebtedness having been discharged or such acceleration having been rescinded or annulled, in each such case within a period of 10 days after there shall have been given, by registered or certified mail, to the Issuer by the Trustee or to the Issuer and the Trustee by the Holders of at least 25% in principal amount of the Securities a written notice specifying such default and requiring the Issuer to cause such indebtedness to be discharged or cause such acceleration to be rescinded or annulled, as the case may be, and stating that such notice is a “Notice of Default” hereunder; provided that, subject to the provisions of Sections 8.01 and 8.02 hereof, the Trustee shall not be deemed to have knowledge of such default unless either (A) a Responsible Officer of the Trustee shall have knowledge of such default or (B) the Trustee shall have received written notice thereof from the Issuer, from any Holder, from the holder of any such indebtedness or from the trustee under any such mortgage, indenture or other instrument; or

(6)    the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Issuer in an involuntary case or proceeding under any applicable U.S. federal or State, or Canadian federal or provincial bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Issuer a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Issuer under any applicable U.S. federal or State, or Canadian federal or provincial law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

(7) the commencement by the Issuer of a voluntary case or proceeding under any applicable U.S. federal or State, or Canadian federal or provincial bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Issuer in an involuntary case or proceeding under any applicable Federal, State or provincial bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable U.S. federal or State, or Canadian federal or provincial law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Issuer or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Issuer in furtherance of any such action.

Section 7.02.    Acceleration.  If an Event of Default (other than an Event of Default specified in clause (6) or (7) of Section 7.01) occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Securities then outstanding, may, by written notice to the Issuer (and to the Trustee if given by the Holders), declare the principal amount through the date of declaration on all the Securities to be immediately due and payable. Upon such a declaration, such principal amount and such accrued and unpaid interest, if any, shall be due and payable immediately.  If an Event of Default specified in clause (6) or (7) of Section 7.01 occurs and is continuing, the principal amount of the Securities shall automatically, become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of Securities.  At any time after such a declaration of acceleration with respect to the Securities has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of not less than a majority in principal amount of the Securities, by written notice to the Issuer and the Trustee, may rescind and annul such declaration and its consequences if:

(1)    the Issuer has paid or deposited with the Trustee a sum sufficient to pay:

(B)    all overdue installments of interest on all outstanding Securities,

(C)    the principal of any outstanding Securities which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates borne by or provided for in the Securities,

(D)    to the extent that payment of such interest is lawful, interest upon overdue installments of interest at the rate or rates borne by or provided for in the Securities, and

(E)    all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(2)    all Events of Default with respect to the Securities, other than the nonpayment of the principal of (or specified portion thereof) or interest on the Securities which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 7.04.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 7.03.    Other Remedies.

(a)    If an Event of Default occurs and is continuing, the Trustee may, but shall not be obligated to, pursue any available remedy by proceeding at law or in equity to collect payment of the principal amount and accrued and unpaid interest, if any, on the Securities or to enforce the performance of any provision of the Securities or this Indenture.

(b)    The Trustee may maintain a proceeding even if it does not possess any of the Securities or does not produce any of them in the proceeding.  A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default.  No remedy is exclusive of any other remedy.  All available remedies are cumulative to the extent permitted by applicable law.

Section 7.04.    Waiver of Defaults and Events of Default.  (a)  Subject to Sections 7.07 and 10.02, the Holders of no less than a majority in aggregate principal amount of the Securities then outstanding by written notice to the Trustee may waive an past Default or Event of Default and its consequences, except an uncured Default or Event of Default in the payment of the principal of or any accrued but unpaid interest on any Security, or any Default or Event of Default in respect of any provision of this Indenture or the Securities which, under Section 10.02, cannot be modified or amended without the consent of the Holder of each Security affected.  When a Default or Event of Default is waived, it is cured and ceases to exist.

Section 7.05.    Limitations on Suits.

(a)    A Holder may not pursue any remedy with respect to this Indenture or the Securities (except actions for payment of overdue principal or interest or for the conversion of the Securities pursuant to Article 4) unless:

(1)    the Holder gives to the Trustee written notice of a continuing Event of Default;

(2)    the Holders of at least 25% in aggregate principal amount of the then outstanding Securities make a written request to the Trustee to pursue the remedy;

(3)    such Holder or Holders offer to the Trustee reasonable security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4)    the Trustee does not comply with the request within 60 days after receipt of the request and the offer of satisfactory security or indemnity; and

(5)    no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate principal amount of the Securities then outstanding.

(b)    No Holder of a Security shall have any right under any provision of this Indenture or the Securities to affect, disturb, or prejudice the rights of another Holder of a Security or to obtain a preference or priority over another Holder of a Security.

Section 7.06.    Rights of Holders to Receive Payment and to Convert. Notwithstanding any other provision of this Indenture, the right of any Holder of a Security to receive payment of the principal or interest in respect of the Securities held by such Holder, on or after the respective due dates expressed in the Securities and this Indenture (whether upon repurchase or otherwise), and to convert such Security in accordance with Article 4, and to bring suit for the enforcement of any such payment on or after such respective due dates or for the right to convert in accordance with Article 4, is absolute and unconditional and shall not be impaired or affected without the consent of the Holder.

Section 7.07.    Collection Suit by Trustee.  If an Event of Default described in clause (1) or (2) of Section 7.01 occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Issuer or another obligor on the Securities for the whole amount owing with respect to the Securities and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 7.08.    Trustee May File Proofs of Claim.  The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Issuer (or any other obligor on the Securities), its creditors or its property and shall be entitled and empowered to collect and receive any money or other property payable or deliverable on any such claims and to distribute the same, and any receiver in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 8.07, and to the extent that such payment of the compensation, expenses, disbursements and advances in any such proceedings shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other property which the Holders may be entitled to receive in such proceedings, whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to, or, on behalf of any Holder, to authorize, accept or adopt any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 7.09.    Priorities.

(a)    If the Trustee collects any money or property pursuant to this Article 7, it shall pay out the money or property in the following order:

(1)    First, to the Trustee for amounts due under Section 8.07;

(2)    Second, to Holders for amounts due and unpaid on the Securities for the principal and interest, as applicable, ratably, without preference or priority of any kind, according to such respective amounts due and payable on the Holders’ Securities; and

(3)    Third, the balance, if any, to the Issuer or as a court of competent jurisdiction may direct.

(b)    The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 7.09.

Section 7.10.    Undertaking for Costs.  In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant.  This Section 7.10 does not apply to a suit made by the Trustee, a suit by a Holder pursuant to Section 7.06, or a suit by Holders of more than 25% in aggregate principal amount of the Securities then outstanding.

ARTICLE 8
TRUSTEE

Section 8.01.    Obligations of Trustee.

(a)    If an Event of Default of which a Responsible Officer of the Trustee shall have actual knowledge has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

(b)    Except during the continuance of an Event of Default of which a Responsible Officer of the Trustee shall have actual knowledge:

(1)    the Trustee need perform only those duties as are specifically set forth in this Indenture and no others; and

(2)    in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture.  The Trustee, however, shall examine any certificates and opinions which by any provision hereof are specifically required to be delivered to the Trustee to determine whether or not they conform to the requirements of this Indenture, but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein.

(c) The Trustee may not be relieved from liability for its own gross negligent action, its own gross negligent failure to act, or its own willful misconduct, except that:

(1)    this paragraph does not limit the effect of Section 8.01(b);

(2)    the Trustee shall not be liable in its individual capacity for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3)    the Trustee shall not be liable in its individual capacity with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 7.05.

(d)    Subject to the provisions hereof relating to the Trustee’s duties in case of an Event of Default, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders then outstanding hereunder, unless the Holders shall have offered to the Trustee reasonable security or indemnity satisfactory to it.  The Holder of not less than a majority in principal amount of the outstanding Securities (or of all Securities then outstanding, as the case may be) shall have the right to direct the time, method and place of any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee; provided that the Trustee may refuse to follow any direction which is in conflict with applicable law or this Indenture, or which may be unduly prejudicial to the Holders not joining therein.

(e)    Every provision of this Indenture that in any way relates to the Trustee is subject to subsections (a), (b), (c) and (d) of this Section 8.01.

(f)    The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer.  Money held in trust by the Trustee need not be segregated from other funds except to the extent required by applicable law.

Section 8.02.    Rights of Trustee.

(a)    Subject to Section 8.01:

(1)    the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(2)    any request or direction of the Issuer mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any action of the Board of Directors shall be sufficiently evidenced by a resolution or other evidence of action of the Issuer;

(3)    whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer’s Certificate;

(4)    the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(5)    the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(6)    the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer, personally or by agent or attorney;

(7)    the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(8)    the Trustee shall not be liable for any action taken, suffered, or omitted to be taken by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(9)    the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such a default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture;

(10)    the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder;

(11)    the Trustee may request that the Issuer deliver an Officer’s Certificate setting forth the names of individuals and or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(12)    In the event the Issuer is required to pay Additional Interest, the Issuer will provide written notice to the Trustee of the Issuer’s obligation to pay Additional Interest no later than 15 days prior to the next Interest Payment Date, which notice shall set forth the amount of the Additional Interest to be paid by the Issuer.  The Trustee shall not at any time be under any duty or responsibility to Holders to determine whether the Additional Interest is payable or the amount thereof.

Section 8.03.    Individual Rights of Trustee.  The Trustee in its individual or any other capacity may become the owner or pledgee of Securities and may otherwise deal with the Issuer or an Affiliate of the Issuer with the same rights it would have if it were not Trustee.  Any Agent may do the same with like rights.  However, the Trustee is subject to Sections 8.10 and 8.11.

Section 8.04.    Trustee’s Disclaimer.  The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities and the Trustee assumes no responsibility for their correctness.  It shall not be accountable for the Issuer’s use of the proceeds from the Securities and it shall not be responsible for any statement in the Securities other than its certificate of authentication.

Section 8.05.    Notice of Default or Events of Default.  If a Default or an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee shall send to each Holder of a Security notice of all uncured Defaults or Events of Default known to it within 90 days after it occurs or, if later, within 15 days after it becomes known to the Trustee.  However, the Trustee may withhold the notice if and for so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of Holders of Securities, except in the case of a Default or an Event of Default in payment of the principal of or interest on any Security when due or in the payment of any redemption or purchase obligation, or the Issuer’s failure to convert Securities when obligated to convert them.

Section 8.06.   Reports by Trustee to Holders.

(a)    The Trustee shall comply with Section 313 of the TIA, with any reports required thereby to be sent to Holders within 60 days after each March 15, beginning with March 15, 2009.

(b)    A copy of each report at the time of its mailing to Holders of Securities shall be mailed to the Issuer and, to the extent required by the TIA, filed with the SEC, and each stock exchange, if any, on which the Securities are listed.  The Issuer shall notify the Trustee whenever the Securities become listed on any stock exchange or listed or admitted to trading on any quotation system and any changes in the stock exchanges or quotation systems on which the Securities are listed or admitted to trading and of any delisting thereof.

Section 8.07.    Compensation and Indemnity.

(a)    The Issuer shall pay to the Trustee from time to time pursuant to an agreement between the Issuer and the Trustee such compensation (as agreed to from time to time by the Issuer and the Trustee in writing) for its services (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust).  The Issuer shall reimburse the Trustee upon request for all reasonable disbursements, expenses and advances incurred or made by it.  Such expenses may include the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

(b)    The Issuer shall indemnify the Trustee or any predecessor Trustee (which for purposes of this Section 8.07 shall include its officers, directors, employees and agents) for, and hold it harmless against, any and all loss, liability or expense including taxes (other than franchise taxes and taxes based upon, measured by or determined by the income of the Trustee), incurred by it, arising out of or in connection with the acceptance or administration of its duties under this Indenture or any action or failure to act as authorized or within the discretion or rights or powers conferred upon the Trustee hereunder including the reasonable costs and expenses of the Trustee and its counsel in defending (including reasonable legal fees and expenses) itself against any claim or liability in connection with the exercise or performance of any of its powers or duties hereunder.  The Trustee shall notify the Issuer promptly of any claim asserted against the Trustee for which it may seek indemnity.  The Issuer need not pay for any settlement effected without its prior written consent.  Anything in this Indenture to the contrary notwithstanding, in no event shall the Trustee be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

(c)    The Issuer need not reimburse the Trustee for any expense or indemnify it against any loss or liability incurred by it resulting from its gross negligence, willful misconduct or bad faith.

(d)    When the Trustee incurs expenses or renders services after an Event of Default specified in clause (6) or (7) of Section 7.01 occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy law.  The provisions of this Section shall survive the termination of this Indenture.

(e)    The obligations of the Issuer under this Section 8.07 will survive the satisfaction and discharge of this Indenture.

(f)    To secure the Issuer’s payment obligations in this Section 8.07, the Trustee will have a lien prior to the Securities on all money or property held or collected by the Trustee.  Such lien will survive the satisfaction and discharge of this Indenture.

Section 8.08.    Replacement of Trustee.

(a)    The Trustee may resign by so notifying the Issuer.  The Holders of a majority in aggregate principal amount of the Securities then outstanding may remove the Trustee by so notifying the Trustee and the Issuer and may, with the Issuer’s written consent, appoint a successor Trustee.  The Issuer may remove the Trustee at any time upon written notice, so long as no Default or Event of Default has occurred and is continuing, and appoint a Successor Trustee in accordance with this Section 8.08.

(b)    If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer shall promptly appoint a successor Trustee.  If the Issuer fails to promptly appoint a successor Trustee, the Trustee shall have the right to choose a qualified Trustee as successor, and the Issuer shall appoint such successor as Trustee.  The resignation or removal of a Trustee shall not be effective until a successor Trustee shall have delivered the written acceptance of its appointment as described below.

(c)    If a successor Trustee does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Issuer or the Holders of 10% in principal amount of the Securities then outstanding may petition any court of competent jurisdiction for the appointment of a successor Trustee at the expense of the Issuer.

(d)    If the Trustee fails to comply with Section 8.10, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e)    A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer.  Immediately after that, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee and be released from its obligations (exclusive of any liabilities that the retiring Trustee may have incurred while acting as Trustee) hereunder, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture.  A successor Trustee shall mail notice of its succession to each Holder.

(f)    A retiring Trustee shall not be liable for the acts or omissions of any successor Trustee after its succession.

(g)    Notwithstanding replacement of the Trustee pursuant to this Section 8.08, the Issuer’s obligations under Section 8.07 shall continue for the benefit of the retiring Trustee.

Section 8.09.    Successor Trustee by Merger, Etc.  If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business (including the administration of this Indenture) to, another corporation, the resulting, surviving or transferee corporation, without any further act, shall be the successor Trustee; provided such transferee corporation shall qualify and be eligible under Section 8.10.

Section 8.10.    Eligibility of Trustee.  There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the TIA to act as such and has a combined capital and surplus of at least $50,000,000 (or if such Person is a member of a bank holding company system, its bank holding company shall have a combined capital and surplus of at least $50,000,000). If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published. If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section 8.10, it shall resign immediately in the manner and with the effect hereinafter specified in this Article.

Section 8.11.    Conflicting Interests of Trustee.  If the Trustee has or shall acquire a conflicting interest within the meaning of the TIA, the Trustee shall either eliminate such interest or resign, to the extent and in manner provided by, and subject to the provisions of, the TIA and this Indenture.

Section 8.12.    Preferential Collection of Claims Against Issuer.  If and when the Trustee shall be or become a creditor of the Issuer (or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the TIA regarding the collection of the claims against the Issuer (or any such obligor).

ARTICLE 9
SATISFACTION AND DISCHARGE OF INDENTURE

Section 9.01.    Discharge of Indenture.  This Indenture shall cease to be of further effect (except as to any surviving rights of conversion, registration of transfer or exchange of Securities herein expressly provided for and except as further provided below), and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when (a) either: (1) all Securities theretofore authenticated and delivered (other than (i) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 9.04 and (ii) Securities for whose payment monies have theretofore been deposited in trust and thereafter repaid to the Issuer as provided in Section 9.04) have been delivered to the Trustee for cancellation; or (2) all such Securities not theretofore delivered to the Trustee for cancellation (i) have become due and payable, whether at the Final Maturity Date, the Fundamental Change Purchase Date or a Repurchase Date or upon conversion or otherwise, or (ii) are to be called for redemption under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer, in the case of clause (1) or (2) above, has irrevocably deposited or caused to be irrevocably deposited with the Trustee a Paying Agent or the Conversion Agent (other than the Issuer or any of its Affiliates), as applicable, as trust funds in trust cash and/or Common Shares (as applicable under the terms of the Indenture) in an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Maturity Date, Redemption Date, Repurchase Date, Tax Repurchase Date or Fundamental Change Purchase Date, as the case may be; provided that there shall not exist, on the date of such deposit, an Event of Default; providedfurther that such deposit shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Issuer is a party or to which the Issuer is bound; (b) the Issuer has paid or caused to be paid all other sums payable hereunder by the Issuer; and (c) the Issuer has delivered to the Trustee an Officer’s Certificate stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Issuer to the Trustee under Section 8.07 shall survive and, if monies shall have been deposited with the Trustee pursuant to subclause (2) of clause (a) of this Section, the provisions of Sections 2.03, 2.05, 2.06, 2.07, 3.05, 3.06, 5.01, 5.02 and this Article 9 shall survive until the Securities have been paid in full.

Section 9.02.    Deposited Monies to Be Held in Trust by Trustee.  Subject to Section 9.04, all monies deposited with the Trustee pursuant to Section 9.01 shall be held in trust for the sole benefit of the Holders, and such monies shall be applied by the Trustee to the payment, either directly or through any Paying Agent (including the Issuer if acting as its own Paying Agent), to the Holders of the particular Securities for the payment or redemption of which such monies have been deposited with the Trustee, of all sums due and to become due thereon for principal and interest. All monies deposited with the Trustee pursuant to Section 9.01 (and held by it or any Paying Agent) for the payment of Securities subsequently converted shall be returned to the Issuer upon request. The Trustee is not responsible to anyone for interest on any deposited funds except as agreed in writing.

Section 9.03.    Paying Agent to Repay Monies Held.

Subject to the provisions of Section 9.04, the Trustee or a Paying Agent shall hold in trust, for the benefit of the Holders, all monies deposited with it pursuant to Sections 3.01, 3.03 and 11.01 and shall apply the deposited monies in accordance with this Indenture and the Securities to the payment of the principal of and interest on the Securities.

Section 9.04.    Return of Unclaimed Monies.  Subject to applicable escheat and abandoned property laws, the Trustee and each Paying Agent shall pay to the Issuer upon request any monies held by them for the payment of principal or interest that remains unclaimed for two years after a right to such monies have matured, and, if such amounts are held in trust by the Issuer or otherwise, such trust shall be discharged; provided, however, that the Trustee or such Paying Agent, before being required to make any such payment, may, at the expense of the Issuer, either publish in a newspaper of general circulation in The City of New York, or cause to be mailed to each Holder entitled to such monies, notice that such monies remains unclaimed and that after a date specified therein, which shall be at least 30 calendar days from the date of such mailing or publication, any unclaimed balance of such monies then remaining will be repaid to the Issuer. After payment to the Issuer, Holders entitled to monies must look to the Issuer for payment as general creditors unless an applicable abandoned property law designates another person, and the Trustee and each Paying Agent shall be relieved of all liability with respect to such monies.

Section 9.05.    Reinstatement.  If the Trustee or the Paying Agent is unable to apply any monies in accordance with Section 9.02 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s obligations under this Indenture and the Securities shall be revived and reinstated as though no deposit had occurred pursuant to Section 9.01 until such time as the Trustee or the Paying Agent is permitted to apply all such monies in accordance with Section 9.02; provided that, if the Issuer makes any payment of principal of or interest on any Security following the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Securities to receive such payment from the monies held by the Trustee or Paying Agent.

ARTICLE 10
AMENDMENTS; SUPPLEMENTS AND WAIVERS

Section 10.01.    Without Consent of Holders.  Without the consent of any Holders, the Issuer and the Trustee may enter into an indenture to indentures supplemental hereto for any of the following purposes:

(a)    to evidence a successor to the Issuer under this Indenture;

(b)    to add to the covenants of the Issuer for the benefit of the Holders or to surrender any right or power conferred upon the Issuer in this Indenture;

(c)    to add any additional Events of Default for the benefit of the Holders of all the Securities;

(d)    to amend or supplement any provisions of this Indenture; provided that no amendment or supplement shall adversely affect the interests of the Holders of any Securities then outstanding in any material respect;

(e)    to secure the Securities;

(f)    to evidence and provide for the acceptance of appointment by a successor Trustee and to add to or change any of the provisions of this Indenture as is necessary to provide for or facilitate the administration of the trusts under this Indenture by more than one Trustee;

(g)    to provide for rights of Holders if any reclassification or change of Common Shares or any consolidation, amalgamation, merger, statutory arrangement or sale of all or substantially all of the property or assets of the Issuer occurs;

(h)    to cure any ambiguity, defect or inconsistency in, or supplement, this Indenture provided that such action shall not adversely affect the interests of Holders in any material respect;

(i)    to comply with any requirement to effect or maintain any qualification of this Indenture under the TIA;

(j)    to modify the Indenture and the Securities to increase the Conversion Rate or reduce the Conversion Price; provided that the increase or reduction, as the case may be, is in accordance with the terms of the Securities or will not adversely affect the interests of the Holders; or

(k)    to make any change that does not adversely affect any of the Holders in any material respect; provided that any change made solely to conform the provisions of this Indenture to the “Description of Notes” section of the Offering Memorandum dated January 23, 2008 pursuant to which the Securities were offered and sold will not be deemed to adversely affect the Holders in any material respect.

Section 10.02.    With Consent of Holders.

(a)    The Issuer and the Trustee may amend or supplement this Indenture or the Securities with the written consent of the Holders of not less than a majority in aggregate principal amount of the Securities then outstanding and affected by such amendment or supplement (voting together as a single class).  However, subject to Section 10.03 hereof, without the written consent of each Holder affected, an amendment, supplement or waiver may not:

(i)    change the stated maturity of the principal of, or any installment of principal of, or interest on, the Securities;

(ii)    reduce the principal amount of, the rate of interest or the premium payable upon the redemption of the Securities;

(iii)    reduce the amount of principal of the Securities payable upon acceleration of the maturity of the Securities;

(iv)    change the currency of any payment of the Securities;

(v)    change the place of payment on the Securities;

(vi)    impair a Holder’s right to sue for payment of any amount due on its Securities;

(vii)    reduce the percentage of outstanding Securities necessary to modify or amend this Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder;

(viii)    modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect the action or to provide that certain other provisions may not be modified or waived without the consent of the Holders;

(ix)    modify the provisions with respect to the rights of the Holders upon a Fundamental Change in a manner adverse to the Holders, including the Issuer’s obligation to repurchase the Securities following a Fundamental Change; or

(x)    adversely affect the rights of Holders to receive payment of Common Shares or cash contained in Articles 3 and 4 hereof.

(b)    After an amendment, supplement or waiver under this Section 10.02 becomes effective, the Issuer shall promptly send to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver.  Any failure of the Issuer to send such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

(c)    For purposes of this Indenture, Securities will be deemed outstanding if they have been authenticated and delivered under this Indenture unless, among other things, the Securities have matured or been cancelled, converted, redeemed or repurchased.

Section 10.03.    Revocation and Effect of Consents.

(a)    Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder’s Security, even if notation of the consent is not made on any Security.  However, any such Holder or subsequent Holder may revoke the consent as to its Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment, supplement or waiver becomes effective.

(b)    After an amendment, supplement or waiver becomes effective, it shall bind every Holder of a Security.

Section 10.04.    Notation on or Conversion of Securities.  If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee.  The Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder.  Alternatively, if the Issuer or the Trustee so determines, the Issuer in exchange for the Security shall issue and the Trustee shall authenticate a new Security that reflects the changed terms.

Section 10.05.    Trustee to Sign Amendments, Etc.  The Trustee shall sign any amendment or supplemental indenture authorized pursuant to this Article 10 if the amendment or supplemental indenture does not adversely affect the rights, duties, liabilities or immunities of the Trustee.  If it does, the Trustee may, in its sole discretion, but need not sign it.  In signing or refusing to sign such amendment or supplemental indenture, the Trustee shall be entitled to receive and, subject to Section 8.01, shall be fully protected in relying upon, an Officer’s Certificate and an Opinion of Counsel stating that such amendment or supplemental indenture is authorized or permitted by this Indenture.  The Issuer may not sign an amendment or supplement indenture until the Board of Directors approves it.

Section 10.06.    Effect of Supplemental Indentures.  Upon the execution of any supplemental indenture under this Article 10, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

ARTICLE 11
REDEMPTION

Section 11.01.    Notices to the Trustee.

If the Company elects to redeem Securities pursuant to the optional redemption provisions of Section 11.02 hereof, it must furnish to the Trustee, at least 45 days but not more than 60 days before a redemption date, an Officer’s Certificate setting forth and certifying:

(1)    the clause of this Indenture pursuant to which the redemption shall occur;

(2)    the redemption date;

(3)    the principal amount of Securities to be redeemed; and

(4)    the redemption price.

Section 11.02.    Redemption.

(a)    The Issuer shall not have the right to redeem any Securities prior to March 20, 2013, subject to the Issuer’s right to offer to repurchase all the Securities pursuant to Section 3.03 herein.

(b)    The Issuer shall have the right, at any time or from time to time, on or after March 20, 2013, upon not less than 30 nor more than 60 days’ prior written notice delivered to the Holders, to redeem the Securities in whole or in part, for 100% of the principal amount of the Securities to be redeemed plus any accrued but unpaid interest to but excluding the date of redemption date set forth by the Issuer in such notice (the “Redemption Notice”); provided that if the redemption date falls after a record date and on or prior to the corresponding Interest Payment Date, the Issuer will pay the full amount of accrued and unpaid interest, if any, on such redemption date to the Holder of record at the close of business on the corresponding record date.

(c)    In the event that the Issuer shall redeem fewer than all outstanding Securities, the Trustee will select the Securities redeemed on a pro rata basis, or by such other method the Trustee considers fair and appropriate or is required by the Depositary for the Securities.  The Trustee shall make the selection at least 30 days but not more than 60 days before the Redemption Date from Outstanding Securities not previously called for redemption.  Securities and portions of the principal amount thereof selected for redemption shall be in integral multiples of $1,000.  The Trustee shall notify the Issuer promptly of the Securities or portions of the principal amount thereof to be redeemed.  If the Trustee selects a portion of a Security for partial redemption and a Holder converts a portion of the same Security in accordance with the provisions of Article 4 hereof before termination of the conversion right with respect to the portion of the Security so selected, the converted portion of such Security shall be deemed to be from the portion selected for redemption.  Securities that have been converted during a selection of Securities to be redeemed shall be treated by the Trustee as Outstanding for the purpose of such selection.

(d)    In the event of any redemption in part, the Issuer shall not be required to:  (i) issue or register the transfer or exchange of any Security during a period beginning at the opening of business 15 days before any selection of Securities for redemption and ending at the close of business on the earliest date on which the relevant notice of redemption is deemed to have been given to all Holders of Securities to be so redeemed, or (ii) register the transfer or exchange of any Security so selected for redemption, in whole or in part, except the unredeemed portion of any Security being redeemed in part.

(e)    A Redemption Notice sent to the Holders of Securities to be redeemed in accordance with the provisions of the two preceding paragraphs shall state:

(1)    the redemption date;

(2)    the redemption price;

(3)    if any Security is being redeemed in part, the portion of the principal amount of such Security to be redeemed and that, after the redemption date upon surrender of such Security, a new Security or Securities in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Security;

(4)    the name and address of the Paying Agent and Conversion Agent;

(5)    that Securities called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(6)    that, unless the Issuer defaults in making such redemption payment, interest on Securities called for redemption ceases to accrue on and after the redemption date;

(7)    the paragraph of the Securities and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed;

(8)    the then current Conversion Rate;

(9)    that Securities called for redemption may be converted at any time prior to the close of business on the third Business Day immediately preceding the Redemption Date;

(10)    that Holders who wish to convert Securities must comply with the procedures relating thereto specified in Section 4.02 hereof; and

(11)    that no representation is made as to the correctness or accuracy of the CUSIP number, if any, listed in such notice or printed on the Securities.

At the Issuer’s request, the Trustee will give the notice of redemption in the Issuer’s name and at its expense, provided, however, that the Issuer has delivered to the Trustee, at least 45 days prior to the redemption date, an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

(f)    If the Paying Agent holds funds sufficient to pay the redemption price of the Securities on the redemption date, then on and after such date:

(i)    such Securities will cease to be outstanding;

(ii)    interest on such Securities will cease to accrue; and

(iii)    all rights of Holders of such Securities will terminate except the right to receive the redemption price.

(g)    The Issuer will comply, to the extent it deems applicable in good faith, with the provisions of Rule 13e-4 and Regulation 14D and 14E under the Exchange Act, any other successor laws or regulations or other applicable law, and if compliance therewith requires modification to any of the procedures described in this Section 11.02, the procedures required thereby shall supersede those prescribed herein.

Section 11.03.    Sinking Fund.  No sinking fund is provided for the Securities.

ARTICLE 12
MISCELLANEOUS

Section 12.01.    Notices.  (a)  Any demand, authorization notice, request, consent or communication shall be given in writing and delivered in person or mailed by first-class mail, postage prepaid, addressed as follows (confirmed by delivery in person or mail by first-class mail, postage prepaid, or by guaranteed overnight courier) or by electronic transmission to the following facsimile numbers or email addresses:

if to the Issuer, to:

Kinross Gold Corporation
52nd Floor, 40 King Street West
Toronto, Ontario, M5H 3Y2
Attention:  Chief Financial Officer
Fax:  (416) 365-0896
Attention:  Chief Legal Officer
Fax:  (416) 365-2604

with a copy to:

Sullivan & Cromwell LLP
Attention:  Robert G. DeLaMater
125 Broad Street
New York, NY  10004
Fax:  (212) 558-3588
email:  delamaterr@sullcrom.com

if to the Trustee, to:

Wells Fargo Bank, National Association
Corporate Trust Services
625 Marquette Avenue
MAC N9311-110

Minneapolis, MN  55479
Attention:  Administrator, Kinross Gold Corporation Notes due 2028
Fax:  612-667-9825

Such notices or communications shall be effective when received.

(b)    The Issuer or the Trustee by notice to the other may designate additional or different addresses for subsequent notices or communications.

(c)    Any notice or communication sent to a Holder of a Security shall be sent by electronic transmission or by first-class mail or delivered by an overnight delivery service to it at its address shown on the register kept by the Registrar.

(d)    Failure to send a notice or communication to a Holder of a Security or any defect in it shall not affect its sufficiency with respect to other Holders of Securities.  If a notice or communication to a Holder of a Security is sent in the manner provided above, it is duly given, whether or not the addressee receives it.

(e)    If the Issuer sends any notice to a Holder of a Security, it shall send a copy to the Trustee and each Registrar, Paying Agent and Conversion Agent.

Section 12.02.    Communications by Holders with Other Holder.  Holders of Securities may communicate with other Holders of Securities with respect to their rights under this Indenture or the Securities.  The Issuer, the Trustee, the Registrar and any other person shall have the protection of TIA Section 312(c).

Section 12.03.    Certificate and Opinion as to Conditions Precedent.

(a)    Upon any request or application by the Issuer to the Trustee to take any action under this Indenture, the Issuer shall furnish to the Trustee:

(1)    an Officer’s Certificate stating that, in the opinion of the signer, all conditions precedent (including any covenants, compliance with which constitutes a condition precedent), if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2)    an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent (including any covenants, compliance with which constitutes a condition precedent) have been complied with.

(b)    Each Officer’s Certificate with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(1)    a statement that the person making such certificate or opinion has read such covenant or condition;

(2)    a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3)    a statement that, in the opinion of such person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4)    a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Section 12.04.        Record Date for Consent of Holders of Securities.  The Issuer (or, in the event deposits have been made pursuant to Section 9.01, the Trustee) may set a record date for purposes of determining the identity of Holders entitled to consent to any action by consent authorized or permitted under this Indenture, which record date shall not be more than 30 days prior to the date of the commencement of solicitation of such action. Notwithstanding the provisions of Section 10.03, if a record date is fixed, those persons who were Holders of Securities at the close of business on such record date (or their duly designated proxies), and only those persons, shall be entitled to take such action by vote or consent or to revoke any vote or consent previously given, whether or not such persons continue to be Holders after such record date.

Section 12.05.        Rules by Trustee, Paying Agent, Registrar and Conversion Agent.  The Trustee may make reasonable rules (not inconsistent with the terms of this Indenture) for action by or at a meeting of Holders.  Any Registrar, Paying Agent or Conversion Agent may make reasonable rules for its functions.

Section 12.06.        Legal Holidays.  A “Legal Holiday” is a Saturday, Sunday or a day on which state or federally chartered banking institutions in The City of New York, New York or a place of payment are authorized or obligated to close.  If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.  If a Regular Record Date is a Legal Holiday, the record date shall not be affected.

Section 12.07.        Governing Law.  This Indenture and the Securities shall be governed by, and construed in accordance with, the internal laws of the State of New York.

Section 12.08.        No Adverse Interpretation of Other Agreements.  This Indenture may not be used to interpret another indenture, loan or debt agreement of the Issuer or a Subsidiary of the Issuer.  Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 12.09.        No Recourse Against Others.  No shareholder, officer or employee of the Issuer has any obligation for payment of the Securities or for any of the Issuer’s obligations, covenants or agreements contained in the Securities or this Indenture, other than as required by applicable law. By accepting the Securities, each Holder hereby waives and releases all liability of this kind. The waiver and release are part of the consideration for the issuance of the Securities.

Section 12.10.        No Security Interest Created.  Nothing in this Indenture or in the Securities, express or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, now in effect or hereafter enacted and made effective, in any jurisdiction.

Section 12.11.        Successors.  All agreements of the Issuer in this Indenture and the Securities shall bind its successor.  All agreements of the Trustee in this Indenture shall bind its successor.

Section 12.12.        Multiple Counterparts.  The parties may sign multiple counterparts of this Indenture.  Each signed counterpart shall be deemed an original, but all of them together represent the same agreement.

Section 12.13.        Separability.  If any provisions in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 12.14.        Table of Contents, Headings, Etc.  The table of contents, cross-reference sheet and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 12.15.        Agent for Service; Submission to Jurisdiction.  By the execution and delivery of this Agreement, the Issuer (i) acknowledges that it has, by separate written instrument, designated and appointed CT Corporation System (and any successor entity), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement that may be instituted in any federal or state court in the Borough of Manhattan in The City of New York or brought under federal or state securities laws, and acknowledges that CT Corporation System has accepted such designation, (ii) submits to the nonexclusive jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon CT Corporation System and written notice of said service to the Issuer shall be deemed in every respect effective service of process upon it in any such suit or proceeding.  The Issuer further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation System (or a successor agent) in full force and effect so long as any of the Securities shall be outstanding.

Section 12.16.        Conversion of Currency.

The Company covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Securities and this Indenture.

(a)    (i)     If, for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “judgment currency”) an amount due in any other currency (the “Base Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(ii)    If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Issuer shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the judgment currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Base Currency originally due.

(b)    In the event of the winding-up of the Issuer at any time while any amount or damages owing under the Securities and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Issuer shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in U.S. Dollars or Canadian Dollars, as the case may be, due or contingently due under the Securities and this Indenture (other than under this paragraph (b)) is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up.  For the purpose of this paragraph (b), the final date for the filing of proofs of claim in the winding-up of the Company shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c)    The obligations contained in paragraph (a)(ii) and (b) of this Section 12.16 shall constitute obligations of the Company separate and independent from its other respective obligations under the Securities and this Indenture, shall give rise to separate and independent causes of action against the Issuer, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or any of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company for a liquidated sum in respect of amounts due hereunder (other than under paragraph (b) above) or under any such judgment or order.  Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Issuer or the liquidator or otherwise or any of them.  In the case of paragraph (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d)    The term “rate(s) of exchange” shall mean the rate of exchange quoted by Royal Bank of Canada at its central foreign exchange desk in its head office in Toronto at 12:00 noon (Toronto, Ontario time) for purchases of the Base Currency with the judgment currency other than the Base Currency referred to in Subsections (a) and (b) above and includes any premiums and costs of exchange payable.

(e)    The Trustee shall have no duty or liability with respect to monitoring or enforcing the Section 12.16.

Section 12.17.        Interest Act (Canada)  Solely for the purposes of disclosure pursuant to the Interest Act (Canada) and without affecting any calculation of interest required by this Indenture or the Securities, whenever any interest payable under this Indenture or the Securities is calculated using a rate based on a year of 360 days, such rate, when expressed as an annual rate, is equivalent to such rate multiplied by the number of days in the calendar year in which interest is paid divided by 360.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands as of the date and year first above written.

KINROSS GOLD CORPORATION

By:	/s/ Geoffrey P. Gold
Name: Geoffrey P. Gold
Title: Sr. Vice President and Chief Legal Officer

By:	/s/ Christopher T. Hill
Name: Christopher T. Hill
Title: Sr. Vice President, Treasurer

By:	/s/ Jane Y. Schweiger
Name: Jane Y. Schweiger
Title: Vice President

Signature Page to Indenture

EXHIBIT A

EXHIBIT A

[FORM OF SECURITY]

[Face of Security]

CUSIP: 496902 AB3

CUSIP for unrestricted Securities:

1.75% Convertible Senior Notes due 2028

No. R-[1]		$_____________
KINROSS GOLD CORPORATION

promises to pay to                            , or registered assigns, the principal sum of                   Dollars [if a Global Security, insert —] [, or such other principal sum set forth on the Schedule of Exchanges of Interests in the Global Security] on March 15, 2028.

Interest Payment Dates: March 15 and September 15 of each year, commencing September 15, 2008, until maturity and the Maturity Date

Record Dates: March 1 with respect to March 15 Interest Payment Dates, September 1 with respect to September 15 Interest Payment Dates and March 15, 2028 with respect to interest payable at maturity.

Dated:

KINROSS GOLD CORPORATION

By:
Name:
Title:

By:
Name:
Title:

This is one of the Securities referred to in the within mentioned Indenture:
Dated:

WELLS FARGO BANK, NATIONAL ASSOCIATION
As Trustee

By: _________________________________
Authorized Signatory

[Back of Security]

1.75% Senior Convertible Notes due 2028

[Insert the Global Security Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

[Insert the Canadian Legend prescribed by the indenture, if applicable]

Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

1.            INTEREST. Kinross Gold Corporation, a corporation amalgamated under the laws of the Province of Ontario (the “Issuer”), promises to pay interest on the principal amount of this Security at 1.75% per annum from January 29, 2008 until maturity and shall pay any Additional Interest payable pursuant to Section [] of the Registration Rights Agreement referred to below. The Issuer will pay interest and Additional Interest semi-annually in arrears on March 15 and September 15 of each year and on maturity, or if any such day is not a Business Day, on the next succeeding Business Day (each an “Interest Payment Date”).  Interest on the Securities will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; provided that if there is no existing Default in the payment of interest, and if this Security is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided, further, that the first Interest Payment Date shall be September 15, 2008. The Issuer shall pay interest (including post-petition interest in any proceeding under any bankruptcy law) on overdue principal from time to time on demand; it shall pay interest (including post-petition interest in any proceeding under any bankruptcy law) on overdue installments of interest and Additional Interest (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

2.            METHOD OF PAYMENT. The Issuer will pay interest on the Securities (except defaulted interest) and Additional Interest to the Persons who are registered Holders of Securities at the close of business on (i) the 1st of March next preceding each March 15 Interest Payment Date; (ii) the 1st of September next preceding each September 15 Interest Payment Date; and (iii) March  15, 2028 with respect to interest payable at maturity even if such Securities are canceled after such record date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Securities will be payable as to principal, Additional Interest, if any, and interest at the office or agency of the Issuer maintained for such purpose within the United States of America, or, at the option of the Issuer, payment of interest and Additional Interest, if any, may be made by check mailed to the Holders at their addresses set forth in the register of Holders, and provided that payment by wire transfer of immediately available funds will be required with respect to principal of, and interest and Additional Interest, if any, on, all Global Securities and all other Securities the Holders of which hold more than $5,000,000 in aggregate of the Securities and shall have provided wire transfer instructions to the Issuer or the Paying Agent. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

3.            PAYING AGENT AND REGISTRAR. Initially, Wells Fargo Bank, National Association, the Trustee under the Indenture, will act as Paying Agent and Registrar. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer or any of its Subsidiaries may act in any such capacity.

4.            INDENTURE. The Issuer issued the Securities under an Indenture dated as of January 29, 2008 (“Indenture”) between the Issuer and the Trustee. The terms of the Securities include those stated in the Indenture and, only to the extent required by law, those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code §§ 77aaa-77bbbb, the “TIA”). The Securities are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. To the extent any provision of this Security conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

5.            REPURCHASE AND CONVERSION. In any case where any Fundamental Change Purchase Date or the last date on which a Holder has the right to convert his Securities shall not be a Business Day, then (notwithstanding any other provision of the Indenture or of the Securities) conversion of the Securities need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the Fundamental Change Purchase Date or on such last day for conversion, provided that no interest shall accrue for the period from and after such Fundamental Change Purchase Date. Notwithstanding the foregoing, the right to convert a Security shall cease at the close of business on the second Business Day immediately preceding the Maturity Date.  Subject to the provisions of the Indenture, upon the occurrence of a Fundamental Change, the Holder has the right, at such Holder’s option, to require the Issuer to repurchase all of such Holder’s Securities or any portion thereof (in principal amounts of $1,000 or integral multiples thereof) on the Fundamental Change Purchase Date at a price equal to 100% of the principal amount of the Securities such Holder elects to require the Issuer to repurchase, together with accrued and unpaid interest to but excluding the Fundamental Change Purchase Date, unless such Fundamental Change Purchase Date falls after a Regular Record Date and on or prior to the corresponding Interest Payment Date, in which case the Issuer shall pay the full amount of accrued and unpaid interest payable on such Interest Payment Date to the Holder of record at the close of business on the Fundamental Change Purchase Date. The Issuer or, at the written request of the Issuer, the Trustee shall mail to all Holders of record of the Securities a notice of the occurrence of a Fundamental Change and of the repurchase right arising as a result thereof after the occurrence of any Fundamental Change, but on or before the 15th calendar day following such occurrence.  Subject to conditions set forth in the Indenture, the Issuer may, at its option deliver Common Shares in satisfaction of all or a portion of the Fundamental Change Purchase Price.

Subject to the provisions of the Indenture, the Holder has the right, at such Holder’s option, to require the Issuer to repurchase all of such Holder’s Securities or any portion thereof (in principal amounts of $1,000 or integral multiples thereof) on March 15, 2013, March 15, 2018 and March 15, 2023 (each, a “Repurchase Date”) at a price equal to 100% of the principal amount of the Securities such Holder elects to require the Issuer to repurchase, together with accrued and unpaid interest to but excluding the applicable Repurchase Date.  The Issuer or, at the written request of the Issuer, the Trustee shall mail to all Holders of record of the Securities a notice in advance of each Repurchase Date and of the repurchase right arising as a result thereof, at least 60 days prior to each such Repurchase Date.  Subject to conditions set forth in the Indenture, the Issuer may, at its option deliver Common Shares in satisfaction of all or a portion of the Repurchase Price.

Subject to the provisions of the Indenture, the Holder hereof has the right, at its option, on and after December 15, 2027, or earlier upon the occurrence of certain conditions specified in the Indenture and prior to the close of business on the second Business Day immediately preceding the Maturity Date, to convert any Securities or portion thereof which is $1,000 or an integral multiple thereof, into Common Shares, or, at the Issuer’s option, cash or cash and Common Shares, or Reference Property, in each case at the Conversion Rate specified in the Indenture, as adjusted from time to time as provided in the Indenture, upon satisfaction of certain requirements and subject to certain conditions set forth in the Indenture, including the surrender of this Security, together with a Notice of Conversion, a form of which is contained under Exhibit A of the Indenture, as provided in the Indenture and this Security, to the Issuer at the office or agency of the Issuer maintained for that purpose, and, unless the Common Shares or Reference Property, as the case may be, issuable on conversion are to be issued in the same name as this Security, duly endorsed by, or accompanied by instruments of transfer in form satisfactory to the Issuer duly executed by, the Holder or by his duly authorized attorney. The initial Conversion Rate shall be 35.1173 Common Shares for each $1,000 principal amount of Securities. No fractional Common Shares or Reference Property, as the case may be, shall be issued upon any conversion, but an adjustment in cash shall be paid to the Holder, as provided in the Indenture, in respect of any fraction of such share which would otherwise be issuable upon the surrender of any Security or Securities for conversion. No adjustment shall be made for dividends or any such shares issued upon conversion of such Securities except as provided in the Indenture.  In no case shall the Conversion Rate exceed 49.1642, subject to adjustment as set forth in the Indenture.

6.            OPTIONAL REPURCHASE FOR TAXATION REASONS

The Issuer may, at its option, offer to repurchase all, but not less than all, of the Outstanding Securities for cash at a repurchase price of 100% of the principal amount of the Securities so repurchased, plus accrued but unpaid interest to, but excluding, the repurchase date, if the Issuer shall determine in good faith that it is or will become at the next Interest Payment Date liable to pay Additional Amounts on the Securities.  Holders may decline to tender their Securities to any such repurchase offer in accordance with the procedure set forth in the Indenture, provided that the Issuer shall not be liable to make Additional Payments that are solely the result of the Specified Tax following the Tax Repurchase Date.

7.            REDEMPTION

The Issuer may redeem the Securities, in whole or in part, on or after March 20, 2013, for cash at a redemption price equal to 100% of the aggregate principal amount of the Securities to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the Redemption Date.

8.            ADDITIONAL RIGHTS OF HOLDERS OF RESTRICTED GLOBAL SECURITIES AND RESTRICTED DEFINITIVE SECURITIES. In addition to the rights provided to Holders of Securities under the Indenture, Holders of Restricted Global Securities and Restricted Definitive Securities shall have all the rights set forth in the Registration Rights Agreement dated as of January 29, 2008, between the Issuer and the parties named on the signature pages thereof (the “Registration Rights Agreement”).

9.            DENOMINATIONS, TRANSFER, EXCHANGE. The Securities are in registered form without coupons in denominations of $1,000 and integral multiples of $1,000 in excess thereof. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a Holder to pay any taxes and fees required by applicable law or as permitted by the Indenture. The Issuer need not exchange or register the transfer of any Security or portion of a Security selected for redemption, except for the unredeemed portion of any Security being redeemed in part. Also, the Issuer need not exchange or register the transfer of any Securities surrendered for conversion or during the period between a record date and the corresponding Interest Payment Date.

10.            PERSONS DEEMED OWNERS. The registered Holder of a Security may be treated as its owner for all purposes.

11.            AMENDMENT, SUPPLEMENT AND WAIVER. Subject to certain exceptions, the Indenture or the Securities may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the then outstanding Securities, voting as a single class, and any existing default or compliance with any provision of the Indenture or the Securities may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Securities, voting as a single class. Without the consent of any Holder of a Security, the Indenture or the Securities may be amended or supplemented to cure any ambiguity, defect or inconsistency or to make a modification of a formal, minor or technical nature or to correct a manifest error, to provide for uncertificated Securities in addition to or in place of certificated Securities, to provide for the assumption of the Issuer’s obligations to Holders of the Securities in case of a merger, amalgamation, consolidation, statutory arrangement or sale of all or substantially all of the Issuer’s assets, to add Guarantees with respect to the Securities or to secure the Securities, to add to the covenants of the Issuer for the benefit of the Holders of the Securities or surrender any right or power conferred upon the Issuer or any Guarantor, to comply with any requirement to effect or maintain qualification of the Indenture under the TIA, to make any change that would provide any additional rights or benefits to the Holders of the Securities or that does not adversely affect the legal rights under the Indenture of any such Holder, or to evidence and provide for the acceptance and appointment under the Indenture of a successor trustee pursuant to the requirements thereof, in accordance with the limitations set forth in the Indenture.

12.            DEFAULTS AND REMEDIES. Events of Default include: (i) default for 30 days in the payment when due of interest on, or Additional Interest, if any, with respect to, the Securities; (ii) default in payment when due of principal of the Securities when the same becomes due and payable at maturity; (iii) failure by the Issuer for 90 days after notice to the Issuer by the Trustee or the Holders of at least 25% in principal amount of the Securities then Outstanding voting as a single class to observe or perform any covenant or agreement in the Indenture; (iv) failure by the Issuer to deliver amounts due upon conversion of the Securities, if such failure continues for 10 days; (v) default under certain other agreements relating to indebtedness, which results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, aggregates $25 million or more; and (vi) certain events of bankruptcy or insolvency with respect to the Issuer.

If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Securities may declare all the Securities to be due and payable immediately. Upon any such declaration the Securities shall become due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Issuer, all outstanding Securities will become due and payable immediately without further action or notice. Holders of a majority in principal amount of the then outstanding Securities may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. The Trustee may withhold from Holders of the Securities notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal of, or interest on, any Security) if and so long as a committee of its Responsible Officers in good faith determines that withholding notice is in the interests of the Holders of the Securities. The Holders of a majority in aggregate principal amount of the then outstanding Securities by notice to the Trustee may on behalf of the Holders of all of the Securities waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of principal of, Additional Interest, if any, or interest on, the Securities (other than non-payment of principal of or interest on or Additional Interest, if any, on the Securities that become due solely because of the acceleration of the Securities) (provided that the Holders of a majority in aggregate principal amount of the then outstanding Securities may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration). The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

13.            TRUSTEE DEALINGS WITH ISSUER. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Issuer or its Affiliates, and may otherwise deal with the Issuer or its affiliates, as if it were not the Trustee.

14.            NO RECOURSE AGAINST OTHERS. A director, officer, employee, incorporator or shareholder, of the Issuer, as such, shall not have any liability for any obligations of the Issuer under the Securities or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Securities.

15.            UNITED STATES FEDERAL INCOME TAX POSITION. Each Holder, by accepting a Security agrees not to take a position with relevant tax authorities that is inconsistent with the following position: the possibility that holders of the Securities will be paid Fundamental Change Additional Shares as described in the Indenture does not cause the Securities to be treated as contingent payment debt instruments for U.S. federal income tax purposes.

16.            AUTHENTICATION. This Security shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

17.            ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

18.            CUSIP NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers to be printed on the Securities and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Securities or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture or the Registration Rights Agreement. Requests may be made to:

Kinross Gold Corporation
52nd Floor, 40 King Street West
Toronto, Ontario, M5H 3Y2
Attention: Chief Financial Officer

ASSIGNMENT FORM

To assign this Security, fill in the form below:

(I) or (we) assign and transfer this Security to: ________________________________________________
(Insert assignee’s legal name)

(Insert assignee’s Social Security or Tax Identification Number)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint ___________________________________________________________
to transfer this Security on the books of the Issuer. The agent may substitute another to act for him.
Date: ________________

Your Signature: ___________________________
(Sign exactly as your name appears on the face of this Security)

Signature Guarantee*: ___________________________

____________________
*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL SECURITY

The following exchanges of a part of this Global Security for an interest in another Global Security or for a Definitive Security, or exchanges of a part of another Global Security or Definitive Security for an interest in this Global Security, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Security	Amount of increase in Principal Amount of this Global Security	Principal Amount of this Global Security following such decrease (or increase)	Signature of authorized officer of Trustee or Security Custodian

NOTICE OF CONVERSION

The undersigned Holder of this Security hereby irrevocably exercises the option to convert this Security, or any portion of the principal amount hereof (which is $1,000 or an integral multiple of $1,000 in excess thereof, provided that the unconverted portion of such principal amount is $1,000 or any integral multiple of $1,000 in excess thereof) below designated, into Common Shares, or, at the Issuer’s option, cash or a combination of cash and Common Shares, or Reference Property, in accordance with the terms of the Indenture referred to in this Security, and directs that such shares, together with a check in payment for any fractional share and any Securities representing any unconverted principal amount hereof, be delivered to and be registered in the name of the undersigned unless a different name has been indicated below. If Common Shares, Reference Property or Securities are to be registered in the name of a Person other than the undersigned, (a) the undersigned shall pay all transfer taxes payable with respect thereto and (b) signature(s) must be guaranteed by an Eligible Guarantor Institution with membership in an approved signature guarantee program pursuant to Rule 17Ad-15 under the Securities Exchange Act of 1934. Any amount required to be paid by the undersigned on account of interest accompanies this Security.

Date: ________________

Your Signature: ___________________________
(Sign exactly as your name appears on the face of this Security)

If shares or Securities are to be registered in the name of a Person other than the Holder, please print such Person’s name and address:

________________________________________________
(Name)

________________________________________________
________________________________________________
(Address)

________________________________________________
Social Security or other Identification Number, if any

________________________________________________
[Signature Guaranteed]

If only a portion of the Securities is to be converted, please indicate:

1.            Principal amount to be converted: $ ___________

2.            Principal amount and denomination of Securities

representing unconverted principal amount to be issued:  ____________

Amount: $___________                                                       Denominations: $____________

($1,000 or any integral multiple of $1,000 in excess thereof, provided that the unconverted portion of such principal amount is $1,000 or any integral multiple of $1,000 in excess thereof)

If the Securities converted are Restricted Securities, provide the following certification:

The issuance of Common Shares upon conversion of this Security is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Holder hereby further certifies that it is a “qualified institutional buyer” within the meaning of Rule l44A in a transaction meeting the requirements of Rule l44A.  In the case of Common Shares to be registered or benefically held by a Person other than the Holder, such Person is a Person that the Holder reasonably believes is acquiring the Common Shares for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule l44A in a transaction meeting the requirements of Rule l44A and such acquisition of such Common Shares by such Person is in compliance with any applicable blue sky securities laws of any state of the United States.u

The Holder acknowledges that the Common Shares will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Security or the Restricted Definitive Security and in the Indenture and the Securities Act.

Date: ________________

Your Signature: ___________________________
(Sign exactly as your name appears on the face of this Security)

EXHIBIT B

FORM OF CERTIFICATE OF TRANSFER

Kinross Gold Corporation
52nd Floor, 40 King Street West
Toronto, Ontario, M5H 3Y2

Wells Fargo Bank, N.A.
Corporate Trust Services
625 Marquette Avenue
MAC N9311-110
Minneapolis, MN  55479
Attn:  Kinross Gold Corp Administrator

Re:            1.75% Convertible Senior Notes due 2028

Reference is hereby made to the Indenture, dated as of January 29, 2008 (the “Indenture”), among Kinross Gold Corporation, as issuer (the “Issuer”) and Wells Fargo Bank, National Association, as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

___________________, (the “Transferor”) owns and proposes to transfer the Security[s] or interest in such Security[s] specified in Annex A hereto, in the principal amount of $___________ in such Security[s] or interests (the “Transfer”), to ___________________________ (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.             ☐    CHECK IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE RESTRICTED GLOBAL SECURITY OR A DEFINITIVE SECURITY PURSUANT TO RULE l44A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or Definitive Security is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or Definitive Security for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule l44A in a transaction meeting the requirements of Rule l44A and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Security and/or the Definitive Security and in the Indenture and the Securities Act.

2.              ☐   CHECK AND COMPLETE IF TRANSFEREE WILL TAKE DELIVERY OF A BENEFICIAL INTEREST IN THE RESTRICTED GLOBAL SECURITY OR A DEFINITIVE SECURITY PURSUANT TO ANY PROVISION OF THE SECURITIES ACT OTHER THAN RULE 144A. The Transfer is being effected in compliance with the transfer restrictions applicable to beneficial interests in Restricted Global Securities and Restricted Definitive Securities and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States, and accordingly the Transferor hereby further certifies that (check one):

    (a)    ☐   such Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act;

or

    (b)    ☐  such Transfer is being effected to the Issuer or a subsidiary thereof;

or

    (c)    ☐  such Transfer is being effected pursuant to an effective registration statement under the Securities Act and in compliance with the prospectus delivery requirements of the Securities Act;

3.             ☐   Check if Transferee will take delivery of a beneficial interest in an Unrestricted Global Security or of an Unrestricted Definitive Security.

(a)    ☐  Check if Transfer is pursuant to Rule 144. (i) The Transfer is being effected pursuant to and in accordance with Rule 144 under the Securities Act and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any state of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will no longer be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Securities, on Restricted Definitive Securities and in the Indenture.

(b)    ☐  Check if Transfer is Pursuant to Other Exemption. (i) The Transfer is being effected pursuant to and in compliance with an exemption from the registration requirements of the Securities Act other than Rule 144 and in compliance with the transfer restrictions contained in the Indenture and any applicable blue sky securities laws of any State of the United States and (ii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or Definitive Security will not be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Global Securities or Restricted Definitive Securities and in the Indenture.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:
Name:
Title:

Date:  ________________________

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE OF (a) OR (b)]

	(a)	☐	a beneficial interest in the Restricted Global Security (CUSIP _________)

	(b)	☐	a Restricted Definitive Security.

2.	After the Transfer the Transferee will hold:

[CHECK ONE]

(a)		a beneficial interest in the:

	(i)	Restricted Global Security (CUSIP _________), or

	(ii)	Unrestricted Global Security (CUSIP _________); or

(b)		a Restricted Definitive Security; or

(c)		an Unrestricted Definitive Security,
in accordance with the terms of the Indenture.

EXHIBIT C

FORM OF CERTIFICATE OF EXCHANGE

Kinross Gold Corporation
52nd Floor, 40 King Street West
Toronto, Ontario, M5H 3Y2

Wells Fargo Bank, N.A.
Corporate Trust Services
625 Marquette Avenue
MAC N9311-110
Minneapolis, MN  55479
Attn:  Kinross Gold Corp Administrator

Re:            1.75% Convertible Senior Notes due 2028

(CUSIP ____________)

Reference is hereby made to the Indenture, dated as of January 29, 2008 (the “Indenture”), among Kinross Gold Corporation, as issuer (the “Issuer”) and Wells Fargo Bank, National Association, as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

__________________________, (the “Owner”) owns and proposes to exchange the Security[s] or interest in such Security[s] specified herein, in the principal amount of $____________ in such Security[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

1.     EXCHANGE OF RESTRICTED DEFINITIVE SECURITIES OR BENEFICIAL INTERESTS IN A RESTRICTED GLOBAL SECURITY FOR UNRESTRICTED DEFINITIVE SECURITIES OR BENEFICIAL INTERESTS IN AN UNRESTRICTED GLOBAL SECURITY

(a)            ☐ CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL SECURITY TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL SECURITY. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Security for a beneficial interest in an Unrestricted Global Security in an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Securities and pursuant to and in accordance with the United States Securities Act of 1933, as amended (the “Securities Act”), (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest in an Unrestricted Global Security is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

EXHIBIT C

(b)            ☐ CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL SECURITY TO UNRESTRICTED DEFINITIVE SECURITY. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Security for an Unrestricted Definitive Security, the Owner hereby certifies (i) the Definitive Security is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Securities and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Definitive Security is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(c)            ☐ CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE SECURITY TO BENEFICIAL INTEREST IN AN UNRESTRICTED GLOBAL SECURITY. In connection with the Owner’s Exchange of a Restricted Definitive Security for a beneficial interest in an Unrestricted Global Security, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Securities and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the beneficial interest is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

(d)            ☐ CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE SECURITY TO UNRESTRICTED DEFINITIVE SECURITY. In connection with the Owner’s Exchange of a Restricted Definitive Security for an Unrestricted Definitive Security, the Owner hereby certifies (i) the Unrestricted Definitive Security is being acquired for the Owner’s own account without transfer, (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to Restricted Definitive Securities and pursuant to and in accordance with the Securities Act, (iii) the restrictions on transfer contained in the Indenture and the Private Placement Legend are not required in order to maintain compliance with the Securities Act and (iv) the Unrestricted Definitive Security is being acquired in compliance with any applicable blue sky securities laws of any state of the United States.

2.             EXCHANGE OF RESTRICTED DEFINITIVE SECURITIES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL SECURITIES FOR RESTRICTED DEFINITIVE SECURITIES OR BENEFICIAL INTERESTS IN RESTRICTED GLOBAL SECURITIES

(a)            ☐ CHECK IF EXCHANGE IS FROM BENEFICIAL INTEREST IN A RESTRICTED GLOBAL SECURITY TO RESTRICTED DEFINITIVE SECURITY. In connection with the Exchange of the Owner’s beneficial interest in a Restricted Global Security for a Restricted Definitive Security with an equal principal amount, the Owner hereby certifies that the Restricted Definitive Security is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Restricted Definitive Security issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Restricted Definitive Security and in the Indenture and the Securities Act.

EXHIBIT C

(b)            ☐ CHECK IF EXCHANGE IS FROM RESTRICTED DEFINITIVE SECURITY TO BENEFICIAL INTEREST IN A RESTRICTED GLOBAL SECURITY. In connection with the Exchange of the Owner’s Restricted Definitive Security for a beneficial interest in the Restricted Global Security with an equal principal amount, the Owner hereby certifies (i) the beneficial interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Restricted Global Securities and pursuant to and in accordance with the Securities Act, and in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the beneficial interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Restricted Global Security and in the Indenture and the Securities Act.

EXHIBIT C

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer.

[Insert Name of Transferor]

By:
Name:
Title:

Date:  ________________________

C-4